Exhibit 2.1

DATE 20 July 2008

NICHOLAS SANDERS AND OTHERS
ALCHEMY PARTNERS (GUERNSEY) LIMITED
DAVID RIMMER
GARDNER DENVER, INC.
SHARE PURCHASE AGREEMENT
relating to the acquisition of
shares in CompAir Holdings Limited
Macfarlanes LLP
20 Cursitor Street
London EC4A 1LT

CONTENTS

Clause		Page

1	Definitions, interpretation and third party rights	1
2	Conditions	11
3	Sale and purchase	13
4	Consideration	13
5	Period before Completion	14
6	Completion	15
7	Vendors’ Warranties	16
8	Managers’ Warranties and undertakings	16
9	Restrictions on the Managers	18
10	Purchaser Warranties, covenants and undertakings	19
11	Release by and authority of the Vendors	20
12	No Leakage	21
13	Confidentiality and announcements	21
14	Assignment	22
15	General	22
16	Notices	24
17	Governing law and jurisdiction	24

Schedules

1	The Vendors
2	The Company
3	The Subsidiaries
4	Completion obligations of the Vendors
5	Part 1: Vendors’ Warranties
	Part 2: Purchaser Warranties
	Part 3: Managers’ Warranties
	Part 3A: Non-Taxation Warranties
	Part 3B: Taxation Warranties
6	Limitations on Liability
7	Pre-Completion Covenants

List of Agreed Form Documents

A1 to A2	Letters of Resignation
B	Board Minutes
C	Data Room Index
D	Announcement
E	GMAC Deed of Release
F	Conference Call Agenda
G	Minority Share Purchase Agreements
H	Schedule of Bonus Payments
I	Letter

SHARE PURCHASE AGREEMENT

DATE	20 July 2008
PARTIES
1	THE PERSONS whose names and addresses are set out in Schedule 1 (the “Managers” and each a “Manager”)

2	ALCHEMY PARTNERS (GUERNSEY) LIMITED a company incorporated in Guernsey (registered number 32060) whose registered office is at P.O. Box 255, Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL “Alchemy”)

3	DAVID RIMMER, an individual residing at Ridgefield, 23 Newport Road, Eccleshall, Staffordshire ST21 6BE

4	GARDNER DENVER, INC. (a company incorporated in Delaware, the United States of America) whose principal place of business is at 1800 Gardner Expressway, Quincy, IL 62305, the United States of America (“the Purchaser”)
INTRODUCTION

A	The Company is a private company limited by shares. Details of the Company are set out in Schedule 2.

B	The Vendors have agreed to sell and the Purchaser has agreed to buy the Shares (other than the Minority Shares) on the terms and subject to the conditions of this Agreement.

C	The Minority Shareholders have agreed to sell and the Purchaser has agreed to buy the Minority Shares on the terms and subject to the conditions of the Minority Share Purchase Agreements.
AGREEMENT
1	Definitions, interpretation and third party rights

1.1	The Schedules form part of this Agreement and have the same force and effect as if set out in the body of this Agreement. Any reference to this Agreement includes the Schedules.

1.2	In this Agreement, the following words and expressions have the following meanings:

the Accounts: the audited consolidated accounts of the Company and the Subsidiaries for the accounting reference period which ended on the Accounts Date (comprising a consolidated balance sheet and consolidated profit and loss account, notes and directors’ and auditors’ reports);

the Accounts Date: 31 March 2008;

Affiliate: means:

(a)	in the case of a person which is a body corporate, any subsidiary or parent company of that person and any subsidiary of such parent company, in each case from time to time;

(b)	in the case of a person who is an individual, any spouse and/or lineal descendants by blood or adoption or any person or persons acting in its or their capacity as trustees or trustees of a trust of which such individual is the settler;

(c)	in the case of a person which is a limited partnership, the partners of the person or their nominees or a nominee or trustee for the person, or any investors in a fund which holds interests, directly or indirectly, in the limited partnership; and

(d)	any Affiliate of any person in paragraphs (a) to (c) above;
the Agreed Form: the form agreed between and signed by or on behalf of the Vendors and the Purchaser;
Alchemy Loan Note Instrument: the deed poll dated 4 July 2002 constituting £63,067,572 Discounted Unsecured Loan Notes 30 June 2008 executed by CompAir Finance Limited;
Alchemy Loan Notes: the £34,641,404 in nominal amount of deep discount bonds issued at a discount by CompAir Finance Limited to Alchemy which remain outstanding under the Alchemy Loan Note Instrument;
Alchemy Loan Note Consideration: the sum referred to in Clause 4.2, being an amount equal to the redemption amount of the Alchemy Loan Notes, including accrued but unpaid interest thereon, as at the Completion Date;
Alchemy Investment Plan: the series of limited partnerships known as the “Alchemy Investment Plan”, of which Alchemy is the general partner, formed to permit investors to participate in investments in equity, and of an equity nature, in leveraged and management buy-outs and buy-ins and development capital;
Bonus Arrangements: the bonus arrangements between the Target Group and certain employees of the Target Group as set out in the schedule of bonus payments in the Agreed Form marked “H”;
Business Day: any day other than a Saturday, Sunday or any other day which is a public holiday in England;
CA 1985: the Companies Act 1985, as amended;
CA 2006: the Companies Act 2006, as amended;
CAA: Capital Allowances Act 2001;
CompAir UK: CompAir UK Limited, a Subsidiary of the Company;
the Company: CompAir Holdings Limited, details of which are set out in Schedule 2;

the Companies Acts: the CA 1985, the Companies Consolidation (Consequential Provisions) Act 1985, the Companies Act 1989, the CA 2006 and Part V of the Criminal Justice Act 1993;
Completion: completion of the sale and purchase of the Shares in accordance with this Agreement;
the Completion Date: the third Business Day following the date on which the last of the conditions specified in Clauses 2.1.1 to 2.1.4 is satisfied;
Computer Systems: all computer hardware, Software, microprocessors and any other items that connect with any of them which in each case are used in any member of the Target Group’s business or are in the possession of any member of the Target Group;
Confidential Information: all information not in the public domain, which a Vendor shall have received or obtained at any time by reason of or in connection with his relationship with the Company or any of the Subsidiaries including: customer/client lists, financial projections, financial and operating results, target details and accounts; fee levels, pricing policies, commissions and commission charges; budgets, forecasts, reports, records and corporate and business plans; planned products and services; and research reports and market share and pricing statistics;
Customer: means any person, firm, company or other organisation whatsoever to whom a member of the Target Group has supplied goods or services.
Data Room: the Project Cayenne virtual data room, the contents of which are contained on the duplicate CD Rom discs (containing images of all the documents contained in the virtual data room) which have been provided by the Vendors to the Purchaser and its advisers prior to the date of this Agreement (such documents being listed in the data room index in the Agreed Form marked “C”);
the Disclosure Letter: the disclosure letter dated the date of this Agreement from the Managers to the Purchaser, making certain disclosures against the Managers’ Warranties;
Due Diligence Reports: (i) the financial, commercial, tax, operations and pensions due diligence report on the Target Group prepared by KPMG LLP dated 30 May 2008; (ii) the environmental reports prepared by ENVIRON in respect of the Target Group dated May 2008; and (iii) the environmental due diligence report prepared by Macfarlanes in respect of the Target Group dated 30 May 2008, in each case addressed to the Purchaser;
EHS Law: all applicable law (whether criminal, civil or administrative), common law, judgment, court order, statute, statutory instrument, regulation, directive, by-law, treaty and statutory guidance notes in force and binding on the relevant company as at the date of this Agreement and which relates to EHS Matters but excluding any of the foregoing in relation to town and country planning;
EHS Matters: includes any of the following:
(a)	pollution, contamination or protection of the Environment;

(b)	the production, generation, manufacture, processing, handling, keeping, possession, presence, storage, distribution, use (including as a building material), treatment, supply, receipt, sale, purchase, removal, transport, importation, exportation, disposal, release, spillage, deposit, escape, discharge, leak, emission, leaching or migration of any Hazardous Substance;

(c)	exposure of any human or any other living organism to any Hazardous Substance;

(d)	the creation of any noise odour, vibration, radiation, common law or statutory nuisance or other impact on the Environment;

(e)	waste electrical and electronic equipment and/or the restriction on the use of certain hazardous substances in electrical and electronic equipment; and/or

(f)	packaging, materials used in the manufacture of packaging (including raw materials and processed materials prior to their conversion into packaging) and packaging waste;
EHS Permits: all or any material permits, consents, licences, approvals, certificates and other authorisations required by EHS Law for either the operation of the business of each member of the Target Group or the use of the Property in both cases as carried on at the date of this Agreement;
Encumbrance: any charge, pledge, mortgage, lien, option, assignment, power of sale, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;
Environment: any air (including air within natural or man-made structures above or below ground), water (including territorial, coastal and inland waters, ground water and water in drains and sewers), and land (including surface land, sub-surface land, seabed and river bed under water);
FA: Finance Act;
Facilities Agreement: the facilities agreement between GMAC Commercial Finance Plc, the Company and certain of the Subsidiaries dated 13 October 2006, as amended from time to time;
Group Company: in relation to any company, any body corporate which is from time to time a holding company of that company, a subsidiary of that company or a subsidiary of a holding company of that company;
Hazardous Substance: any matter, whether alone or in combination with any other matter, capable of causing harm to man or any other living organism or damaging to the Environment, including, without limitation, radioactive or toxic matter, ozone depleting substances, asbestos, genetically modified organisms and any substance which is defined as hazardous substance, hazardous material, waste, pollutant or contaminant under any applicable EHS Law;

HMRC: Her Majesty’s Revenue & Customs and references to HMRC shall be construed to include references to respectively the Inland Revenue and Customs & Excise at any time before the establishment of Her Majesty’s Revenue & Customs;
ICTA: Income and Corporation Taxes Act 1988;
Information Memorandum: the information memorandum on the Company and the Subsidiaries prepared by N M Rothschild & Sons Limited dated 2 May 2008 provided to the Purchaser;
Intellectual Property Rights: patents, design right, copyright, database right, trade marks, know-how and domain names, whether or not any of these are registered and including applications for registration;
ITEPA: Income Tax (Earnings and Pensions) Act 2003;
Leakage: any of the following to the extent that they occur between 31 March 2008 and the Completion Date (both dates inclusive):
(i)	any dividend or distribution (whether in cash, stock or kind, or profits or assets) declared, paid or made by any member of the Target Group to any Vendor or its Affiliates;

(ii)	any redemption or purchase of shares or return of capital by any member of the Target Group other than in respect of shares held by another member of the Target Group;

(iii)	any payments (including management or advisory fees) made or agreed to be made (including without limitation, any payment of interest) by any member of the Target Group to any Vendor or its Affiliates;

(iv)	any assets transferred to any Vendor or its Affiliates by any Member of the Target Group;

(v)	any liabilities assumed, guaranteed, indemnified or incurred for the benefit of any Vendor or its Affiliates by any Member of the Target Group;

(vi)	the waiver by any member of the Target Group of any amount owed to any member of the Target Group by any Vendor or its Affiliates;

(vii)	the payment or incurring by any member of the Target Group of any professional fees costs or expenses directly relating to or arising from the sale of the Shares contemplated by this Agreement (including, without limitation, the fees, costs or expenses payable to NM Rothschild & Sons, KPMG, ENVIRON UK Limited, Merrill Corporation, Macfarlanes LLP and Pinsent Masons LLP); and

(viii)	the payment or incurring of any obligations to pay any exit bonus or other sums to any employee, (other than consultants which would fall within paragraph (vii) above) consultant or officer of the Target Group directly relating to or arising from the sale of Shares contemplated by this Agreement (other than the Bonus Arrangements); and

(ix)	the payment or incurring by any member of the Target Group of any professional fees, costs or expenses directly relating to or arising from the transaction known as Project Lock (except to the extent provided for in paragraph (v) of the definition of Permitted Leakage);
Long Stop Date: 31 December 2008 (or such later date as the parties shall agree);
the Management Accounts: the unaudited management accounts of the Company and the Subsidiaries for the month ended 30 June 2008 (comprising a profit and loss account), a copy of which is annexed to the Disclosure Letter;
Managers’ Representatives: the persons appointed pursuant to Clause 16.4;
the Managers’ Solicitors: Pinsent Masons LLP, of 3 Colmore Circus, Birmingham B4 6BH;
Managers’ Warranties: the Warranties set out in Part 3A and Part 3B of Schedule 5;
Manufacturing Sites: the following sites which have been reviewed as “Manufacturing Sites” in the reports prepared by ENVIRON:
•	Simmern, Germany;

•	Redditch, UK;

•	Ipswich, UK (Landmark Industrial Estate);

•	Ocala, USA;

•	Dalong, China; and

•	Songjiang, China;
Material Contracts: means (i) any contract involving the expenditure by the relevant member of the Target Group of more than £500,000 during the 12 months ending on the date of this Agreement for the purchase of materials, supplies, equipment or services, (ii) any contract under which the Company is obliged to pay or has received an amount in excess of £500,000 during the 12 months ending on the date of this Agreement or £1,000,000 over the lifetime of such contract and (iii) any contract whose termination would result in a material adverse effect on the Company, provided that, in the case of distribution contracts, material shall mean those distribution contracts pursuant to which the Company has received an amount in excess of £350,000 during the 12 months ending on the date of this Agreement;
the Minority Vendor Shares: the shares set opposite the name of each Minority Vendor in column 3 of Schedule 2;
the Minority Vendors: each of Robert Dutnall, David Fisher, John Edmunds and Invensys International Holdings Limited;
Other Share Purchase Agreements: the share purchase agreements entered into by the Purchaser and each of Invensys International Holdings Limited, David Fisher, John Edmunds and Robert Dutnall dated the date of this Agreement;
the Parties: the parties to this Agreement;

Pension Scheme: each of:
(i)	in the UK, the CompAir UK Limited Group Stakeholder Pension Scheme, the CompAir International Retirement Plan (Jersey), the Standard Life Executive Pension Plan and the CompAir UK Limited Group Life Assurance Scheme;

(ii)	in the USA, the LeROI International Inc. Pension Plan for Union Employees, Sidney, Ohio, USA and the CompAir USA Inc. 401(K) Plan;

(iii)	in Switzerland, the arrangements with Aeberhardt AG;

(iv)	in Germany, the Mahle-Versorgungordnung, the Mannesmann-Leistungsordnung, the Altersteilzeit ATZ (early retirement arrangement) and the benefits provided in accordance with the Essener Verband;

(v)	in South Africa, the CompAir (SA) Pension Fund, the CompAir (SA) Retirement Fund, the Engineering Industries Pension Fund and the CompAir Provident Fund;

(vi)	in Austria, the two spouses’ pensions;

(vii)	in France, the retirement indemnities and the long service awards (Medaille du travail);

(viii)	in Canada, the CompAir Group Registered Retirement Savings Plan;

(ix)	in Australia, the individual Superannuation arrangements;

(x)	in Italy, the Termination Indemnity (TFR); and

(xi)	in the Middle East, the end of service gratuities;
Permitted Leakage:
(i)	all payments of salary, emoluments and bonuses pursuant to the terms of the service contracts between the relevant member of the Target Group and each Manager, copies or details of which have been fairly disclosed in the Data Room;

(ii)	all monitoring fees and director’s fees and expenses paid or payable to Alchemy and Alchemy Partners LLP not exceeding £5,000 in aggregate;

(iii)	all director’s fees and expenses paid or payable to David Rimmer not exceeding an amount equal to £76,522 (excluding expenses and applicable employer’s national insurance contributions) per annum pro rata to the period from 31 March 2008 to 30 June 2008 and an amount equal to £80,042 (excluding expenses and applicable employer’s national insurance contributions) per annum pro rata from 1 July 2008 to Completion in aggregate;

(iv)	the redemption of £5,047,643 in aggregate nominal amount of deep discount bonds under the Alchemy Loan Note Instrument on 23 May 2008 for an aggregate redemption price of £5,000,000; and

(v)	fees and costs of £134,000 incurred by the Target Group in connection with the transaction known as Project Lock and fees and costs of £5,000 paid to Merrill Corporation;
Property: the properties set out in the Data Room, a schedule of which is contained on the CD Rom provided to the Purchaser, and each part of such property, and “Properties” shall be construed accordingly;
Prospective Customer: means any person, firm, company or other organisation with whom a member of the Target Group has had any negotiations or material discussions regarding the possible supply of goods or services by a member of the Target Group;
the Purchaser’s Solicitors: Baker & McKenzie LLP of 100 New Bridge Street, London, EC4V 6JA;
the Purchaser Warranties: the warranties set out in paragraphs 1 and 2 of Part 2 of Schedule 5;
Relevant Percentage: in respect of each Manager shall mean the fraction resulting from the sum of (i) the number of Shares held by him immediately prior to Completion divided by (ii) the number of Shares held by all of the Managers immediately prior to Completion, expressed as a percentage;
the Restricted Business: the business of manufacturing and selling industrial air compressors as carried on by the Company and the Subsidiaries at the Completion Date;
the Restricted Period: in the case of Nick Sanders and Nick Keegan, the period of 12 months from the Completion Date and in the case of each other Manager, 6 months from the Completion Date;
the Restricted Territories:
(a)	the United Kingdom;

(b)	any other country in which the Company or any of the Subsidiaries is incorporated or has a branch as at Completion; and

(c)	any country in which the Target Group derived revenue of more than £500,000 in the 2 years preceding Completion.
Senior Debt: any amounts outstanding or due under the Facilities Agreement;
the Senior Debt Repayment Amount: an amount equal to the amount of the Senior Debt as at the Completion Date, which amount shall be notified to the Purchaser by the Vendors not less than one Business Day prior to the Completion Date;
the Share Consideration: the sum calculated pursuant to in Clause 4.1;
the Shares: the Vendor Shares and the Minority Vendor Shares;

Software: any form of computer program, including applications software and operating systems, whether in source or object code form;
the Subsidiaries: all of the subsidiaries of the Company details of each of which are set out in Schedule 3;
Target Group: the Company and each of the Subsidiaries and “member of the Target Group” shall be construed accordingly;
Tax or Taxation: includes (without limitation) all taxes, duties, levies, imposts, withholdings, social security contributions, deductions or amounts in the nature of taxation, whenever and by whatever authority imposed, irrespective of the person against or to whom the same are directly or primarily chargeable, together with all interest, fines, penalties, surcharges, imposed pursuant to any legislation relating thereto;
Taxation Authority: any person, body, institution or authority, whether of the United Kingdom or elsewhere, competent to impose, assess, administer or collect taxation;
a third party: any person other than the Parties;
VAT: value added tax and any equivalent tax on sales or turnover and any tax supplementing or replacing the same;
VATA: Value Added Tax Act 1994;
the Vendors: together the Managers, David Rimmer and Alchemy;
the Vendor Share Consideration: the sum (including accrued interest thereon) referred to in Clause 4.1;
the Vendor Shares: the shares set opposite the name of each Vendor in column 3 of Schedule 2;
the Vendors’ Solicitors: Macfarlanes LLP of 20 Cursitor Street, London, EC4A 1LT;
Vendors’ Solicitor’s Account: the client account of the Vendors’ Solicitors with the Royal Bank of Scotland plc, City Office, 62/63 Threadneedle Street, London EC2R 8LA (Macfarlanes LLP Client No 1 Account, Account No: 15388776; Sort Code 15-10-00); and
the Vendors’ Warranties: the warranties set out in Part 1 of Schedule 5.
1.3	In this Agreement (unless the context requires otherwise):

1.3.1	words and expressions which are defined in the Companies Acts have the same meanings as are given to them in the Companies Acts;

1.3.2	any reference to an SSAP is to a Statement of Standard Accounting Practice adopted by the Accounting Standards Board in the United Kingdom and shall be construed as including a reference to:

1.3.2.1	any Financial Reporting Standard issued by the Accounting Standards Board in the United Kingdom to amend, withdraw or supersede such SSAP and any reference to an FRS is to a Financial Reporting Standard issued by the Accounting Standards Board in the United Kingdom; and

1.3.2.2	any Urgent Issues Task Force abstracts or Statement of Recommended Practice issued by the Accounting Standards Board in the United Kingdom to advise on and clarify the interpretation of SSAPs and FRSs and any reference to an UITF abstract is to an Urgent Issues Task Force abstract issued by the Accounting Standards Board in the United Kingdom or any committee of it or body recognised by it, and to the extent that any member of the Target Group is not required to comply with the foregoing the relevant accounting standards applicable to that member of the Target Group;
1.3.3	any reference to a statute, statutory provision or subordinate legislation (“legislation”) shall (except where the context requires otherwise) be construed as referring to:
1.3.3.1	such legislation as amended and in force from time to time and to any legislation which (either with or without modification) re-enacts, consolidates or enacts in rewritten form any such legislation; and

1.3.3.2	any former legislation which it re-enacts, consolidates or enacts in rewritten form;
provided that in the case of those matters which fall within sub-Clauses 1.3.3.1 and 1.3.3.2 above, as between the Parties, no such amendment or modification shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party;

1.3.4	any reference to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include what most nearly approximates in that jurisdiction to the English legal term

1.3.5	where it is necessary to determine whether a monetary limit or threshold set out in this Agreement has been reached or exceeded (as the case may be) and the value of the relevant claim or any of the relevant claims is expressed in a currency other than pounds sterling, the value of each such claim shall be translated into pounds sterling at the prevailing exchange rate applicable to that amount of that non-sterling currency by reference to middle-market rates quoted by The Royal Bank of Scotland plc immediately before close of business in London on the date of receipt by the relevant person(s) of written notification from the Purchaser in accordance with this Agreement of the existence of such claim, or if such day is not a Business Day, on the Business Day immediately preceding such day;

1.3.6	any gender or the neuter shall be deemed to be a reference to both genders and the neuter;

1.3.7	any reference to a “person” includes a natural person, partnership, company, body corporate, association, organisation, government, state, foundation and trust (in each case whether or not having separate legal personality);

1.3.8	any reference to the Introduction, a Clause or Schedule is to the Introduction, a Clause or Schedule (as the case may be) of or to this Agreement;

1.3.9	any reference to any other document is a reference to that other document as amended, varied, supplemented, or novated (in each case, other than in breach of the provisions of this Agreement) at any time;

1.3.10	“directly or indirectly” means either alone or jointly with any other person and whether on his own account or in partnership with another or others or as the holder of any interest in or as officer, employee or agent of or consultant to any other person; and

1.3.11	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.4	The Index and Clause headings in this Agreement are included for convenience only and do not affect the interpretation of this Agreement.

1.5	The Parties agree that save where expressly stated in this Agreement:

1.5.1	no term of this Agreement shall be enforceable by a third party;

1.5.2	a person who is the permitted successor to or assignee of the rights of a Party is deemed to be a party to this Agreement and the rights of such successor or assignee shall, subject to and upon any succession or assignment permitted by this Agreement, be regulated by the terms of this Agreement; and

1.5.3	notwithstanding that any term of this Agreement may become enforceable by a third party, the terms of this Agreement or any of them may be varied, amended or modified or this Agreement may be suspended, cancelled, rescinded or terminated by agreement in writing between the Parties without the consent of any such third party.

2	Conditions

2.1	Completion shall be conditional upon:

2.1.1	insofar as the transaction contemplated in the Agreement (the “Transaction”) constitutes a notifiable event under the relevant national legislation of Germany, Poland and the Republic of South Africa, approvals from the competent anti-trust authorities of Germany, Poland and the Republic of South Africa (the “National Antitrust Authorities”) having been obtained in terms reasonably satisfactory to the Parties or any applicable waiting and other time periods (including any extension thereof) under any applicable legislation of any jurisdiction having lapsed or been terminated as appropriate;

2.1.2	insofar as the Transaction requires any consent relating to a change of control of the Target Group from the French Ministry of Economy, Industry and Employment (the “Ministry”) such consent having been obtained on terms reasonably satisfactory to the Parties;

2.1.3	in respect of the Cuban sales office:

2.1.3.1	termination of the lease of the premises in Cuba used by the Cuban sales office;

2.1.3.2	termination of any contracts for services, engagement or employment in respect of those persons based in Cuba who provide services to or are engaged or employed by the Cuban sales office;

2.1.3.3	disposal of any assets held in the name of the Cuban sales office;

2.1.3.4	notification to the relevant counterparty who is based in Cuba by the relevant member of the Target Group of the fact that it will not be performing its obligations under any commercial contracts with such counterparty where the relevant member of the Target Group does not reasonably believe that it will be able to fulfil its delivery of product obligations or purchase obligations prior to 31 August 2008 or has not in fact fulfilled its delivery of product obligations or purchase obligations prior to 31 August 2008; and

2.1.3.5	delivery of a notice to the relevant authorities of the intention to de-register;

2.1.4	notification to the relevant counterparty who is based in Iran by the relevant member of the Target Group of the fact that it will not be performing its obligations under any commercial contracts with such counterparty where the relevant member of the Target Group does not reasonably believe that it will be able to fulfil its delivery of product obligations or purchase obligations prior to 31 August 2008 or has not in fact fulfilled its delivery of product obligations or purchase obligations prior to 31 August 2008; and

2.1.5	the simultaneous Completion of the sale of the Minority Vendor Shares in accordance with the Other Share Purchase Agreements.

2.2	The Purchaser shall use its best endeavours to obtain the approvals referred to in Clauses 2.1.1 and 2.1.2 above from the National Antitrust Authorities and the Ministry as soon as practicable after the date of this Agreement and in any event before the Long Stop Date. In particular, the Purchaser shall:

2.2.1	agree with the Vendors and submit a final notification to the relevant National Antitrust Authorities and the Ministry as soon as reasonably practicable but in any event not later than four Business Days after the date of this Agreement and diligently pursue those notifications;

2.2.2	disclose to the Vendors’ Solicitors on behalf of the Vendors in a timely manner all correspondence and other communications received from the relevant National Antitrust Authorities and the Ministry in relation to the Transaction;

2.2.3	respond promptly to any requests by the National Antitrust Authorities or the Ministry for further information and any requirements for further filings or submissions; and

2.2.4	consult with the Vendors as to the mode, content and timing of all communications with the National Antitrust Authorities and the Ministry but only to the extent that such consultation is in accordance with its other obligations pursuant to this Clause 2.

2.3	The Managers shall cooperate with the Purchaser promptly in respect of the Purchasers obligations under Clauses 2.1.1 and 2.1.2 by providing such information as is reasonably required in respect of the Target Group.

2.4	If any of the conditions set out in Clause 2.1 shall not have been satisfied by the Long Stop Date, this Agreement (except for the provisions of this Clause and of Clauses 1 (Definitions, interpretation and third party rights), 13.1 (Confidentiality and announcements), 15.6 (Costs), 16 (Notices) and 17 (Governing law and jurisdiction) (“the Surviving Provisions”)) shall be null and void and of no further effect and save in respect of any antecedent or subsequent breach of the Surviving Provisions the Parties shall be released and discharged from their respective obligations under this Agreement.

2.5	Neither the Purchaser nor the Vendors may waive any of the conditions set out in Clauses 2.1.1 and 2.1.2 without the prior consent of the other parties but the Purchaser may waive the conditions set out at Clauses 2.1.3 to 2.1.5 without the consent of the Vendors.

3	Sale and purchase

3.1	Each of the Vendors shall sell (or procure the sale of) the Shares registered in its name or the name of its nominee, with full title guarantee free from all Encumbrances and the Purchaser shall purchase the Shares, or procure the purchase by a wholly-owned subsidiary, with effect from and including the Completion Date to the intent that as from that date all rights and advantages accruing to the Shares, including any dividends or distributions declared or paid on the Shares after that date, shall belong to the Purchaser or, if relevant, the subsidiary nominated under Clause 3.4.

3.2	Alchemy shall procure the sale by its nominee of the Alchemy Loan Notes, with full title guarantee free from all Encumbrances and the Purchaser shall purchase, or procure the purchase by a wholly-owned subsidiary, the Alchemy Loan Notes with effect from and including the Completion Date to the intent that as from that date all rights and advantages accruing to the Alchemy Loan Notes shall belong to the Purchaser.

3.3	No party shall be obliged to complete the sale or purchase of any of the Shares or the Alchemy Loan Notes unless the sale and purchase of all of the Shares and Alchemy Loan Notes is completed simultaneously.

3.4	The Purchaser may nominate a wholly-owned subsidiary to purchase the Shares and the Alchemy Loan Notes at any time prior to Completion by giving the Vendors five Business Days’ prior written notice.
4	Consideration

4.1	The consideration for the Shares shall be:

4.1.1	the sum of £182,990,000;

4.1.2	plus an amount equal to £35,694 multiplied by the number of days that have elapsed since 1 April 2008 and the Completion Date (inclusive);

4.1.3	less the Alchemy Loan Note Consideration,

(the “Share Consideration”) and the consideration of the Vendor Shares shall be that pro-rata share of the Share Consideration payable for the Vendor Shares (the “Vendor Share Consideration”).

4.2	The consideration for the Alchemy Loan Notes shall be an amount equal to the redemption amount of the Alchemy Loan Notes as at the Completion Date (the “Alchemy Loan Note Consideration”) which amount shall be calculated in accordance with the terms of the Alchemy Loan Note Instrument and notified to the Purchaser by the Vendors not later than the Business Day immediately prior to the Completion Date.

4.3	The Vendor Share Consideration shall be apportioned amongst the Vendors in the amounts agreed between them at or on Completion subject always to such agreement being reached pursuant to and in accordance with the Company’s articles of association at the date of this Agreement and the Purchaser shall not be concerned with any such apportionment, provided, for the purposes of Schedule 6, the Managers’ Representatives shall, within thirty days after the date of Completion, provide the Purchaser information concerning the aggregate amount of all Share Consideration apportioned to the Managers, the expected aggregate taxes payable by the Managers and the Transaction costs apportioned to the Managers.

4.4	Any amount paid in respect of a breach of any of the Vendors’ Warranties or the Managers’ Warranties shall be deemed to give rise to a corresponding reduction in the Share Consideration.

5	Period before Completion

5.1	Subject to Clause 5.3, the Vendors undertake to and covenant with the Purchaser that they will comply with the provisions of Part 1 of Schedule 7 between the date of this Agreement and Completion.

5.2	Subject to Clause 5.3, the Managers undertake to and covenant with the Purchaser that they will comply (to the extent they are able to do so) with the provisions of Part 2 of Schedule 7 between the date of this Agreement and Completion.

5.3	Clause 5.2 shall not operate so as to restrict or prevent:

5.3.1	the incurring of any capital expenditure or capital commitment of less than £100,000 per individual project subject always to such expenditure and commitments not exceeding £500,000;

5.3.2	any action taken or to be taken by any member of the Target Group which is required by law, regulation or court process;

5.3.3	any matter reasonably undertaken by the Company or any of the Subsidiaries in an emergency or disaster situation with the intention of minimising any adverse effect of such situation (and the Vendors will in any event promptly notify the Purchaser of such situation); or

5.3.4	the completion or performance of any obligations undertaken pursuant to any contract or arrangement entered into by the Company or any of the Subsidiaries prior to the date of this Agreement and contained in the Data Room.

5.4	On each Monday during the period between the date of this Agreement and Completion, officers of the Purchaser shall (upon giving reasonable prior written notice to the Vendors) be entitled to participate in a weekly conference call with the officers of the Company in order to discuss the matters set out in the conference call agenda in the Agreed Form marked “F”.

5.5	The Vendors shall procure (to the extent that they are able in their respective capacities as shareholders of the Company and directors of the Company and the Subsidiaries) that the officers and employees of each member of the Target Group shall, between the date of this Agreement and Completion, comply with the Purchaser’s reasonable requests in respect of access during normal working hours to the Properties and to all the books and records (including electronic records) of the Company and of each of the Subsidiaries (including the right to take copies) and supply the Purchaser and/or its professional advisers with such information concerning the Target Group as the Purchaser or its professional advisers may reasonably require.

6	Completion

6.1	Completion shall take place on the Completion Date at the offices of the Vendors’ Solicitors when:

6.1.1	Alchemy shall deliver to the Purchaser, or procure the delivery to the Purchaser of, the documents and other items referred to in Part 1 of Schedule 4;

6.1.2	David Rimmer shall deliver to the Purchaser, or procure the delivery to the Purchaser of, the documents and other items referred to in Part 2 of Schedule 4;

6.1.3	the Managers shall deliver to the Purchaser, or procure the delivery to the Purchaser of, the documents and other items referred to in Part 3 of Schedule 4;

6.1.4	the Vendors and the Purchaser shall jointly procure that there shall be held a Meeting of the Board of Directors of the Company at which there shall be duly passed resolutions set out and contained in Board Minutes of the Company in the Agreed Form marked “B”;

6.1.5	the Purchaser shall, immediately prior to performing its obligations pursuant to Clause 6.1.6, pay, or procure the payment by the subsidiary nominated under Clause 3.4, an amount equal to the Alchemy Loan Note Consideration by way of transfer to Alchemy on the Completion Date of funds for value on that date to the Vendors’ Solicitors Client Account marked with the following reference “RBKP/ICM/604504/Alchemy”.

6.1.6	the Purchaser shall immediately following performance of its obligations pursuant to Clause 6.1.5 pay, or procure the payment by the subsidiary nominated under Clause 3.4, an amount equal to the Vendor Share Consideration to the Vendors by way of transfer of funds for value on that date to the Vendors’

Solicitors Client Account marked with the following reference “RBKP/ICM/604504” and the Purchaser shall not be concerned with the application of such monies among the Vendors;

6.1.7	the Purchaser shall place, or procure that the subsidiary nominated under Clause 3.4 places, the Company (or the relevant Subsidiary) in funds (by way of loan or otherwise) to enable the discharge of (and the Purchaser shall procure that the Company (or the relevant Subsidiary) so discharges) the Senior Debt by way of transfer on the Completion Date of funds for value equal to the Senior Debt Repayment Amount to the account(s) notified to the Purchaser by the Vendors in writing on or before the Completion Date; and

6.1.8	the Purchaser shall, immediately following Completion, procure that the Company (or the relevant employer) discharges its obligations pursuant to the Bonus Arrangements.

6.2	The performance by the Purchaser of its obligations under Clause 6.1 shall be a condition precedent to the performance by the Vendors of their respective obligations under Clause 6.1 to the intent that, if the Purchaser shall fail or be unable to perform any of its obligations under Clause 6.1, the Vendors shall at their option (and without prejudice to any other remedies or rights they may have against the Purchaser in respect of such non-performance) cease to be liable to perform their obligations under Clause 6.1.

7	Vendors’ Warranties

7.1	Each Vendor warrants to the Purchaser and, if relevant, the subsidiary nominated under Clause 3.4, that each of the Vendors’ Warranties is true and accurate in all respects and is not misleading at the date of this Agreement and shall be true and accurate in all respects and not misleading at Completion.

7.2	The Vendors’ Warranties shall not in any respect be extinguished or affected by Completion.
7.3	The Vendors’ Warranties are separate and independent and are not limited or restricted by reference to or inference from the terms of any other provisions of this Agreement or any other Vendors’ Warranty.

7.4	The provisions of Schedule 6 shall (where relevant) apply to limit the liability of the Vendors under the Vendors’ Warranties but will not do so to the extent that such liability arises by reason of any fraud by or on behalf of any Vendor.

8	Managers’ Warranties and undertakings

8.1	Each Manager warrants to the Purchaser and, if relevant, the subsidiary nominated under Clause 3.4, in the terms of the Managers’ Warranties at the date of this Agreement.

8.2	The Managers’ Warranties:

8.2.1	are qualified by reference to those matters fairly disclosed in the Disclosure Letter;

8.2.2	are, where such Manager’s Warranties refer the knowledge, information, belief or awareness of the Managers (or similar expression), given by each Manager only to the extent of his own actual knowledge, information, belief and awareness and which a Manager ought reasonably to have known having made reasonable enquiries of the other Managers and of Mike Tatum (Group VP of Marketing), Alan Sime (FD CompAir Industrial Division), Jeremy Sykes (MD UK Sales Company) and Richard Saunders (Company Secretary), in respect of the relevant subject matter of the Managers’ Warranties and of Ian Watson (Group IT Manager) in respect of the subject matter of paragraphs 12.6 (Intellectual Property Rights) and 13 (Computer Systems) only of the Managers’ Warranties;

8.2.3	are given as at the date of this Agreement and save as provided in Clause 8.7 no Manager is under any obligation to disclose to the Purchaser and, if relevant, the subsidiary nominated under Clause 3.4, anything which is or may constitute a breach of or be inconsistent with any of the Managers’ Warranties and of which the Manager (or any other Manager) becomes aware after the date of this Agreement; and

8.2.4	apply to each of the Subsidiaries as well as to the Company as if the word “Company” was defined to mean each of the Subsidiaries and the Company.

8.3	The Managers’ Warranties shall not in any respect be extinguished or affected by Completion.

8.4	The Purchaser and, if relevant, the subsidiary nominated under Clause 3.4, shall be deemed to be aware of the facts, matters or other information fairly disclosed in or by the contents of the Data Room, the Information Memorandum and the Due Diligence Reports.

8.5	The provisions of Schedule 6 shall (where relevant) apply to limit the liability of the Managers under the Managers’ Warranties but will not do so to the extent that such liability arises by reason of any fraud or dishonesty by or on behalf of any Manager.

8.6	The Managers waive and may not enforce any right which the Managers may have against any member of the Target Group, or any director or employee of any member of the Target Group on which or on whom any of them may have relied in agreeing to any term of this Agreement or any statement in the Disclosure Letter, save that (i) such waiver shall not apply to any rights against the directors or employees of any member of the Target Group in the event of its or their fraud and (ii) this waiver will not preclude any Manager from claiming against any other Manager under any right of contribution or indemnity to which such Manager may be entitled.

8.7	The Managers undertake, at any time prior to Completion, to disclose as soon as reasonably practicable to the Purchaser any fact, matter or circumstance which comes to the notice of any of them which is outside of the ordinary course of business and which they reasonably consider has or may have an effect on any member of the Target Group which is greater than £100,000.

9	Restrictions on the Managers

9.1	Each of the Managers covenants with the Purchaser that, save with the prior written consent of the Purchaser and subject to Clause 9.4, he will not during the Restricted Period in the Restricted Territories:

9.1.1	for the purpose of competing with the Restricted Business, either alone or jointly with or as manager, advisor, consultant, agent or employee of any person, concern, firm or body corporate, directly or indirectly seek to procure or accept orders from any person who has been a Customer or Prospective Customer of a member of the Target Group at any time during the twelve months preceding the Completion Date with whom he has had material contact or dealings on behalf of the company or any of its Subsidiaries or on whose account or business he personally worked or was responsible or in relation to whom he personally obtained confidential information during the same period; or

9.1.2	either alone or jointly with or as manager, advisor, consultant, agent or employee of any person, concern, firm or body corporate, directly or indirectly engage, employ, solicit or contact with a view to his engagement or employment (other than through a non-specific trade advertisement) any person known personally to him (whether or not such person would commit a breach of the terms of his contract of employment or engagement by leaving the service of the company concerned) who is or has been employed or engaged by a member of the Target Group in a senior capacity at any time during the twelve months preceding the Completion Date, or knowingly employ, or assist in or procure the employment or engagement by any other person, concern, firm or body corporate of any such person; or

9.1.3	either alone or jointly with or as manager, adviser, consultant, agent or employee of any person, concern, firm or body corporate directly or indirectly carry on or be engaged in any business in competition with that part of the Restricted Business for which he personally worked or was responsible for or in relation to which he personally obtained confidential information during twelve months preceding the Completion Date; or

9.1.4	either alone or jointly with or as manager, advisor, consultant, agent or employee of any person, concern, firm or body corporate, directly or indirectly interfere or seek to interfere with the relations between any member of the Target Group and any person, concern, firm or body corporate who has within the twelve months preceding the Completion Date been one of its or their suppliers (or an introducer of prospective customers) and with which he was involved personally in dealings or negotiations on behalf of the Company or any member of the Target Group or in relation to which he personally obtained confidential information at any time during that period.

9.2	Subject to Clause 9.4, each Manager further covenants with the Purchaser that it will not following the Completion Date for so long as it is used or registered in the name of the Company or any member of the Target Group:

9.2.1	use; or

9.2.2	apply to register on any public register,

any trade or business or domain name or e-mail address used by the Company or any of the Subsidiaries during the period of two years preceding the Completion Date (including in particular the names CompAir, Hydrovane, Reavell, Mako (whether alone or in conjunction with other names)) or any name similar to those names or addresses or likely to be confused with them.

9.3	Each Vendor covenants with the Purchaser that at any time following the Completion Date, save as required by applicable law or regulation, subject to Clause 9.4, and to the extent that Alchemy is obliged to send information to investors and prospective investors in the Alchemy Investment Plan, he will:

9.3.1	not communicate or divulge to any person; and/or

9.3.2	not make use of,

any Confidential Information.

9.4	Nothing in Clause 9 shall prevent any Manager from:-

9.4.1	owning not more than five per cent of any class of the issued share capital of a company which is quoted on any recognised investment exchange (as defined in the Financial Services and Markets Act 2000) and does not compete with and is not expected to compete with any business of any member of the Target Group; or

9.4.2	carrying out the performance of his duties as an employee or officer or consultant of the Target Group.

9.5	Subject to Clause 9.6, Nick Sanders and Nick Keegan each severally covenant in respect of himself only with the Purchaser that he will not, without the prior written consent of the Purchaser, commence employment or other engagement with or at the direction of Alchemy, the Alchemy Investment Plan, their respective Affiliates or any company in which they invest in, during the period of 24 months from Completion.

9.6	The provisions of Clause 9.5 shall cease to apply in the case of either Nick Sanders or Nick Keegan if his employment with the Company is terminated at the determination of the Company or the Purchaser unless such a determination is in accordance with the provisions of their respective service agreements.

9.7	The Managers agree that they consider the restrictions which apply to them in this Clause 9 are no greater than is reasonable and necessary for the protection of the interests of the Target Group and the Purchaser but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modifications as may be necessary to make it valid and enforceable.

10	Purchaser Warranties, covenants and undertakings

10.1	The Purchaser warrants to the Vendors that each of the Purchaser Warranties is true and accurate and is not misleading at the date of this Agreement and shall be true and accurate in all respects and not misleading at Completion.

10.2	The Purchaser Warranties shall not in any respect be extinguished or affected by Completion.

10.3	The Purchaser Warranties and are separate and independent and are not limited or restricted by reference to or inference from the terms of any other provision of this Agreement or any other Purchaser Warranty.

10.4	Without prejudice to the provisions of Clause 15.3 (entire agreement etc.), the Purchaser acknowledges and agrees that the Vendors make no warranty or other representation as to the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion provided to the Purchaser or any Group Company of the Purchaser or any of its or their respective officers, employees, agents or advisers whether by the Vendors or any other party on or prior to the date of this Agreement, whether orally or in any document. Nothing in this Clause 10.4 shall, however, operate to limit or exclude any liability for fraud.

10.5	For a period of six years from Completion, the Purchaser will make all books, records and documents which relate to the Company and any of the Subsidiaries (insofar as the same record matters occurring on or before Completion) available for inspection by the Vendors, or representatives of the Vendors, for the purpose of complying with any tax reporting obligations of any Vendor, the Alchemy Plan or its investors at all reasonable times during business hours on reasonable advance notice being given. The Purchaser will allow the Vendors and the Vendors’ representatives to take copies of any of such books, records and documents reasonably required by them at the Vendors’ expense.

11	Release by and authority of the Vendors

11.1	Each of the Vendors irrevocably and unconditionally waives and releases the Company, each Subsidiary and the directors, officers and employees of the Company and each Subsidiary from any claim, other than in respect of accrued but unpaid salary and benefits under any contract of employment which is in force and continuing immediately following Completion, outstanding against the Company or any Subsidiary or against any of the directors, officers or employees of the Company or any Subsidiary (whether in respect of any breach of contract or monies due to him or on any account whatsoever or pursuant to the terms of any shareholders agreement between any of the Vendors and any member of the Target Group).

11.2	Clause 11.1 shall not apply in relation to claims pursuant to a Manager’s service or consultancy agreement with a member of the Target Group or to compensate for loss of office or employment under that service agreement or consultancy agreement (in each case, if applicable).

11.3	In order to secure the interest of the Purchaser in the Shares under this Agreement, with effect from Completion each Vendor irrevocably appoints the Purchaser to be its attorney in its name and on its behalf to attend all general meetings of the Company on its behalf and to exercise all or any of the voting and other rights, powers and privileges attached to the Shares registered in its name.

11.4	Each Vendor undertakes following Completion not to exercise all or any of the voting and other rights, powers and privileges attached to the Shares registered in its name.

12	No Leakage

12.1	Each Vendor undertakes to pay to the Purchaser within 5 Business Days of his receipt of a demand from the Purchaser an amount equal to:

12.1.1	the amount of any Leakage not being Permitted Leakage which is received by such Vendor (including, in the case of Alchemy, received by Alchemy on behalf of any limited partner investor in the Alchemy Investment Plan) or his Affiliates or which such Vendor or its Affiliates becomes entitled to receive; or

12.1.2	the amount of any costs falling within paragraph (vii) of the definition of Leakage that should have been paid by, or is attributable to, such Vendor.

12.2	The Managers undertake to pay to the Purchaser within 5 Business Days of receipt of a demand from the Purchaser an amount in aggregate equal to the amount of any Leakage falling within paragraph (viii) and (ix) of the definition of Leakage.

12.3	Any such demand pursuant to Clause 12.1 or 12.2 must be (i) made in writing, setting out in reasonable detail the nature of such Leakage which is not Permitted Leakage, and (ii) received by the relevant Vendor prior to the date falling nine months after the Completion Date.

13	Confidentiality and announcements

13.1	Subject to the provisions of Clauses 13.3 and 13.4 and save as expressly provided by this Agreement, each of the Parties undertakes with the other that it:

13.1.1	will not communicate or permit communication of the terms of this Agreement (including the names of the Parties) to any third party other than to its professional advisers specifically instructed by it in connection with the transaction referred to in this Agreement, the other shareholders of the Company and their professional advisers; and

13.1.2	will instruct its professional advisers not to communicate or permit communication of the terms of this Agreement (including the names of the Parties) to any third party.

13.2	Subject to the provisions of Clauses 13.3 and 13.4 (or as otherwise agreed by the Parties), neither Party shall issue any press release or publish any circular to shareholders or any other public document in each case relating to this Agreement or the matters contained in it, without obtaining the prior written approval of the other Party to its contents and the manner and extent of its presentation and publication or disclosure.

13.3	The provisions of Clauses 13.1 and 13.2 do not apply to any communication or announcement relating to or connected with or arising out of this Agreement to the extent required to be made by any Party:

13.3.1	by any court or governmental or administrative authority competent to require the same; or

13.3.2	by any applicable law, regulation or rules of any recognised stock exchange on which the disclosing Party’s shares are traded.

13.4	The provisions of Clauses 13.1 and 13.2 shall not apply to communications that Alchemy is required to send to investors and prospective investors in the Alchemy Investment Plan.

14	Assignment

14.1	Subject to this Clause 14, this Agreement shall be binding upon and enure for the benefit of the successors and assignees of the Parties.

14.2	Subject to Clause 14.3, no Party its successors and assignees shall be entitled to assign its rights or obligations under this Agreement without the prior written consent of the other Party.

14.3	The Purchaser may at any time assign the benefit of, or any of its rights (but for the avoidance of doubt, not the burden of its obligations) under, this Agreement to any Group Company, provided that the Purchaser will procure that any such Group Company to whom it assigns any of its rights under this Agreement shall assign such rights back to the Purchaser, or to another Group Company of the Purchaser, immediately prior to it ceasing to be a Group Company of the Purchaser provided always that (i) no Vendor shall incur any greater liability than if such assignment had not taken place and (ii) the Vendors may deal with the Purchaser in connection with all matters arising under this Agreement.

15	General

15.1	Each Party shall do or procure to be done all such further acts and things and execute or procure the execution of all such other documents as any other Party may from time to time reasonably require for the purpose of vesting title to the Shares in the Purchaser.

15.2	This Agreement, the documents in the Agreed Form and the other documents referred to in them constitute the entire agreement between, and understanding of, the Parties with respect to the subject matter of this Agreement and such documents supersede any prior written or oral agreement(s) or arrangement(s) between the Parties in relation thereto.

15.3	The Purchaser acknowledges and agrees that in entering into this Agreement, and the documents referred to in it, it does not rely on, and shall have no remedy in respect of, any statement, representation, warranty or understanding (whether negligently or innocently made) of any person (whether party to this Agreement or not) other than as expressly set out in this Agreement as a Vendors’ Warranty or a Managers’ Warranty or the Other Share Purchase Agreements. The only remedy available to it shall be for breach of contract under the terms of this Agreement. Nothing in this Clause shall, however, operate to limit or exclude any liability for fraud.

15.4	Save as provided by Clause 2.4, in the event of any breach of this Agreement or in any other circumstances, neither Party shall be entitled to rescind or otherwise terminate this Agreement.

15.5	The Vendors waive any rights of pre-emption over (i) the Shares and (ii) the Alchemy Loan Notes, conferred on them or held by them either by virtue of the Company’s Articles of Association, the Alchemy Loan Note Instrument or by express agreement or otherwise.

15.6	Each of (a) the Purchaser on the one hand and (b) the Vendors on the other hand shall pay their own costs and expenses of and incidental to the negotiation, preparation, execution and implementation by them of this Agreement, of each document referred to in it and the sale and purchase of the Shares.

15.7	Without prejudice to Clause 15.6, all stamp, transfer, registration and other similar taxes, duties and charges payable in connection with the transactions contemplated by this Agreement, and the documents referred to in it, shall be paid by the Purchaser.

15.8	The failure or delay of any of the Parties at any time or times to require performance of any provision of this Agreement shall not affect its right to enforce such provision at a later time.

15.9	No waiver by any of the Parties of any condition or of the breach of any term, covenant, representation, warranty or undertaking contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, covenant, representation, warranty or undertaking in this Agreement.

15.10	Any liability of any Party under this Agreement may in whole or in part be released, compounded or compromised and time or indulgence may be given by the Party to whom such liability is owed in its absolute discretion without in any way prejudicing or affecting its rights against any other Party under the same or a like liability.

15.11	This Agreement shall, as to any of its provisions remaining to be performed or capable of having or taking effect following Completion, remain in full force and effect notwithstanding Completion.

15.12	If any provision of this Agreement shall be found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement which shall remain in full force and effect.

15.13	All representations, warranties, undertakings, covenants, agreements and obligations made, given or entered into in this Agreement by the Vendors or the Managers are made, given or entered into by each Vendor or Manager (as the case may be) severally in relation only to himself and the liability of each such person in respect of any breach of any such representation, warranty, undertaking, covenant, agreement or obligation shall extend only to any loss or damage arising from his own breach.

15.14	This Agreement or any of the documents referred to in it may be amended, modified, superseded or cancelled and any of its terms, covenants, representations, warranties, undertakings or conditions may be waived only by an instrument in writing signed by (or by some person duly authorised by) each of the Parties or, in the case of a waiver, by the Party waiving compliance.

15.15	This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, and all the counterparts together shall constitute one and the same instrument.

16	Notices

16.1	Any notice given under this Agreement shall be in writing and shall be served by delivering it personally or sending it by pre-paid recorded delivery or registered post to the address and for the attention of the relevant Party set out in this Agreement (or as otherwise notified by that Party under this Agreement). Any such notice shall be deemed to have been received:

16.1.1	if delivered personally, at the time of delivery;

16.1.2	in the case of pre-paid recorded delivery or registered post, 48 hours from the date of posting.

Provided that if deemed receipt (but for this proviso) would have occurred before 9 a.m. on a Business Day the notice shall be deemed to have been received at 9 a.m. on that day, and if deemed receipt (but for this proviso) would have occurred after 5 p.m. on a Business Day, or on a day which is not a Business Day, the notice shall be deemed to have been received at 9 a.m. on the next Business Day. For the purpose of this Clause, “Business Day” means any day which is not a Saturday, a Sunday or a public holiday in the place at or to which the notice is left or sent.

16.2	In proving such service it shall be sufficient to prove that the envelope containing such notice was addressed to the address of the relevant Party set out in this Agreement (or as otherwise notified by that Party under this Agreement) and delivered either to that address or into the custody of the postal authorities as a pre-paid recorded delivery or registered post letter (or as otherwise notified by that Party under this Agreement).

16.3	For the avoidance of doubt, notice given under this Agreement shall not be validly served if sent by e-mail.

16.4	The Managers hereby appoint Nicholas Sanders and the Managers’ Solicitors as their representatives, each of whom may authorise the making of any request, election, proposal or consent expressed to be made on behalf of the Managers to the Purchaser. Service of any notice or other communication on both of the Managers’ Representatives shall be deemed to constitute valid service thereof on all the Managers. The Managers may by unanimous decision appoint one or more replacement Managers’ Representatives, provided that 10 Business Days’ prior written notice of such replacement has been given to the Purchaser.

17	Governing law and jurisdiction

17.1	This Agreement shall be governed by and construed in accordance with the laws of England.

17.2	The Parties submit to the exclusive jurisdiction of the courts of England and Wales as regards any claim, dispute or matter arising out of or relating to this Agreement or any of the documents to be executed pursuant to this Agreement.

17.3	The Purchaser irrevocably appoints Baker & McKenzie LLP of 100 New Bridge Street, London EC4V 6JA (fax number: +44 207 919 1999) as its agent to receive on its behalf in England service of any proceedings arising out of or in connection with this Agreement. Such service shall be deemed completed on delivery to such agent marked: “For the attention of the Partner in charge of the Litigation Department: Service of Process” (whether or not it is forwarded to and received by the Purchaser).

17.4	Each Party irrevocably consents to any process in any legal action or proceedings arising out of or in connection with this Agreement being served on it in accordance with the provisions of this Agreement relating to service of notices. Nothing contained in this Agreement shall affect the right to serve process in any other manner permitted by law.
Executed as a deed and delivered on the date set out at the head of this Agreement.

SCHEDULE 1
The Managers

1	2
Name	Address
Nicholas Sanders	26 Hardwick Road, Sutton Coldfield, West Midlands B74 3BX

Nicholas Keegan	Alderminster Lodge, Alderminster, Stratford-Upon-Avon CV37 8NY

Jouko Peussa	The Turn, Townside, Haddenham, Aylesbury HP17 8BG

Howard Parsons	Briar House, Church Lane, Stoulton WR7 4RS

Thierry Bouzac	4 Chestnut Drive, Windsor, Berkshire SL4 4UT

Robert Cheshire	41 Birchdale, Gerrards Cross, Buckinghamshire SL9 7JB

Gavin Monn	289 Countryside Drive North, Troy, Ohio 45373, USA

Gary Woodhead	6 Fiona Court Eltham, Victoria 3095, Australia

Graham Roberts	53 Bunbury Way, Epsom, Surrey KT17 4JP

Malcolm Blackwell	Pogstone House, 19 Cuckstool Road, Denby Dale, Huddersfield HD8 8RF

SCHEDULE 2
The Company

1	Registered number:	04430818

2	Date of incorporation:	3 May 2002

3	Place of incorporation:	England and Wales

4	Registered office address:	Claybrook Drive
Washford Industrial Estate
Redditch
Worcestershire
B98 0DS

5	Directors:	Paul Malcolm Bridges
Nicholas Francis Keegan
David Norman Rimmer
Nicholas Ian Burgess Sanders

6	Secretary:	Richard Meirion Saunders

7	Authorised share capital:

	(a) Amount:	£1,190,476

	(b) Number and class of shares:	797,619 A Convertible Ordinary shares of £1 each
226,191 B Convertible Ordinary shares of £1 each
106,666 C Convertible Ordinary shares of £1 each
60,000 D Convertible Ordinary shares of £1 each

8	Issued share capital:

	(a) Amount:	£1,190,476

	(b) Number and class of shares:	797,619 A Convertible Ordinary shares of £1 each
226,191 B Convertible Ordinary shares of £1 each
106,666 C Convertible Ordinary shares of £1 each
60,000 D Convertible Ordinary shares of £1 each

9	Issued loan capital:	None

10	Shareholder details:

	Name:	Number and class of shares held:

	Alchemy Partners Nominees Limited	797,619 A Convertible shares
	Invensys International Holdings Limited	214,286 B Convertible shares
	David Rimmer	11,905 B Convertible shares
	Malcolm Blackwell	4,500 C Convertible shares
	Thierry Bouzac	5,000 C Convertible shares
	Robert Cheshire	4,500 C Convertible shares
	Robert Dutnall	23,810 C Convertible shares
	John Edmunds	9,524 C Convertible shares
	David Fisher	2,344 C Convertible shares
	Nicholas Keegan	10,000 C Convertible shares
	Gavin Monn	2,343 C Convertible shares
	Howard Parsons	7,500 C Convertible shares
	Jouko Peussa	15,873 C Convertible shares
	Graham Roberts	7,500 C Convertible shares
	Nicholas Sanders	11,428 C Convertible shares
	Gary Woodhead	2,344 C Convertible shares
	Nicholas Sanders	60,000 D Convertible shares

11	Charges:	None

12	Accounting Reference Date:	31 March

13	Auditors:	KPMG LLP

14	Status:	Active

SCHEDULE 4
Completion obligations of the Vendors
Part 1
At Completion, Alchemy shall deliver or procure to be delivered to the Purchaser:
1	duly executed transfers in favour of the Purchaser (or the subsidiary nominated under Clause 3.4) in respect of the Shares and Alchemy Loan Notes registered in the name of Alchemy Partners Nominees Limited together with certificates for such Shares and Alchemy Loan Notes or an indemnity in the usual form in relation thereto;

2	a copy of any power of attorney under which this Agreement, or any of the transfers or other documents referred to in Part 1 of this Schedule, is executed and evidence of the authority of any person signing on behalf of any corporate entity; and

3	a letter of resignation from office in the Company or any of the Subsidiaries in the Agreed Form marked “A1” from Paul Bridges acknowledging that the writer has no claim against the Company or any of the Subsidiaries for compensation for loss of office or otherwise.
Part 2
At Completion, David Rimmer shall deliver or procure to be delivered to the Purchaser:
1	duly executed transfers in favour of the Purchaser (or the subsidiary nominated under Clause 3.4) in respect of the Shares registered in his name together with certificates for such Shares or an indemnity in the usual form in relation thereto;

2	a copy of any power of attorney under which this Agreement, or any of the transfers or other documents referred to in Part 2 of this Schedule, is executed on his behalf; and

3	a letter of resignation from office in the Company or any of the Subsidiaries in the Agreed Form marked “A2” from him acknowledging that the writer has no claim against the Company or any of the Subsidiaries for compensation for loss of office or otherwise.
Part 3
At Completion, the Managers shall deliver or procure to be delivered to the Purchaser:
1	duly executed transfers in favour of the Purchaser (or the subsidiary nominated under Clause 3.4) signed by each of the Managers in respect of the Shares registered in their respective names together with the certificates for such Shares or an indemnity in the usual form in relation thereto;

2	the GMAC Deeds of Release in the Agreed Form marked “E” in respect of security granted by certain members of the Target Group duly executed for and on behalf of GMAC Commercial Finance Plc, together with (if necessary) any other releases required in order to unencumber the assets of the Target Group in relation to the Facilities Agreement;

3	a copy of any power of attorney under which this Agreement, the GMAC Deed of Release, or any of the transfers or other documents referred to in this Part 3 of this Schedule, is executed; and

4	the common seal (if any) and statutory books (including registers and minutes books) of the Company and (at the place where they are located) each of the Subsidiaries.

SCHEDULE 5
Part 1
Vendors’ Warranties
1	Capacity

1.1	Each Vendor has full power to enter into and perform this Agreement and all the documents in the Agreed Form to be executed by him or it and this Agreement constitutes, and each such Agreed Form document when executed will constitute, binding obligations of each Vendor in accordance with its terms.

1.2	The execution and delivery of this Agreement, and any of the Agreed Form documents to be executed, by each Vendor and the performance of and compliance with its terms and provisions will not conflict with or result in a breach of, or constitute a default under the Memorandum or Articles of Association of each Vendor (if a corporate body), the Memorandum or Articles of Association of the Company or the shareholder rights agreement by and among the Vendors, any court order or judgment that applies to or binds any Vendor or any of his or its property.

1.3	No consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any court or governmental or administrative authority is required to be obtained, or made, by any Vendor to authorise the execution or performance of this Agreement by any Vendor.

2	Title

2.1	Each Vendor’s Shares are fully paid or credited as fully paid.

2.2	Each Vendor’s Shares are legally (except in the case of Alchemy, whose Shares are legally owned by its nominee, Alchemy Partners Nominees Limited) and beneficially owned by such Vendor free from all Encumbrances, or any agreement, arrangement or obligation to create any of the same, in favour of any other person.

2.3	(In the case of Alchemy only) the Alchemy Loan Notes are beneficially owned by Alchemy and legally owned by Alchemy Partners Nominees Limited free from all Encumbrances, or any agreement, arrangement or obligation to create any of the same, in favour of any other person.

2.4	(In the case of Alchemy only) Alchemy Partners Nominees Limited holds Alchemy’s Shares as nominee only and Alchemy has full power and authority to sell Alchemy’s shares on its behalf and to direct Alchemy Partners Nominees Limited to sell Alchemy’s Shares unencumbered to the Purchaser.

Part 2
Purchaser Warranties
1	The Purchaser

1.1	The Purchaser has full power to enter into and perform this Agreement and all the documents in the Agreed Form to be executed by it and this Agreement constitutes, and each such Agreed Form document when executed will constitute, binding obligations of the Purchaser in accordance with its terms.

1.2	The execution and delivery of this Agreement, and any of the Agreed Form documents to be executed, by the Purchaser and the performance of and compliance with its terms and provisions will not conflict with or result in a breach of, or constitute a default under, the Memorandum or Articles of Association of the Purchaser or any order or judgment that applies to or binds the Purchaser or any of its property.

1.3	No consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any court or governmental or administrative authority is required to be obtained, or made, by the Purchaser to authorise the execution or performance of this Agreement by the Purchaser.

1.4	The Purchaser will have at Completion immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligations when they arise under this Agreement or any of the documents referred to in this Agreement.

2	Other interests

2.1	The Purchaser is purchasing the Shares and the Alchemy Loan Notes for itself beneficially and not wholly or partly as agent for any other person.

2.2	There is no agreement, arrangement or understanding (whether or not or a legally binding nature) for the Shares and the Alchemy Loan Notes or any interest in the Shares or the Alchemy Loan Notes to be sold, transferred or otherwise disposed to, or held for the benefit of any person other than the Purchaser.

Part 3
Managers’ Warranties
Section 3A
Non-Taxation Warranties
SHARE CAPITAL, RELATED PARTIES
1	Schedules 2 & 3; capital

1.1	The information contained in Schedules 2 and 3 is true and accurate in all respects and the relevant information is set out for each member of the Target Group.

1.2	The issued shares of each member of the Target Group are fully paid and are registered as set out in Schedule 3.

1.3	No member of the Target Group has allotted or issued any share capital other than the shares shown in Schedules 2 and 3 as being issued.

1.4	No contract has been entered into which requires or may require any member of the Target Group to allot or issue any share or loan capital and no member of the Target Group has allotted or issued any securities which are convertible into share or loan capital.

1.5	No member of the Target Group has any interest, or, so far as the Managers are aware, has at any time since 4 July 2002 had any interest or agreed to have any interest, in the share capital of any body corporate save as specified in Schedule 3.

1.6	Other than as specified in Schedule 3, no member of the Target Group has, or has had at any time since 4 July 2002, any subsidiary undertakings.

2	Managers and manager’s affiliates’ interests

2.1	There is not outstanding and there has not at any time during the period of 3 years ending on the date of this Agreement been outstanding any contract to which any member of the Target Group is or was a party and in which any Manager or its Affiliates is or was interested in any way whatsoever (excluding any contract of employment between any member of the Target Group and any of its directors as Disclosed).

2.2	No Manager or its Affiliates has any interest, direct or indirect, in any trade or business which competes or, so far as the Managers are aware, is likely to compete with the business of any member of the Target Group.

2.3	Other than in respect of accrued but unpaid salary and benefits under any contract of employment which is in force and continuing immediately following Completion, no Vendor has any claim (whether in respect of any breach of contract or monies due to him or on any account whatsoever) outstanding against the Company or any Subsidiary or, so far as the Managers are aware, against any of the directors, officers or employees of the Company or any Subsidiary and no agreement or arrangement (excluding any contract of employment which is in force and continuing immediately following Completion) is outstanding under which the Company or any Subsidiary, so far as the Managers are aware, or any of such persons has or, so far as the Managers are aware, could have any obligation of any kind to him.
ACCOUNTS AND RECORDS
3	The Accounts

3.1	The Accounts (a copy of which is attached to the Disclosure Letter):

3.1.1	show a true and fair view of the assets, liabilities and state of affairs of the Target Group (as whole) as at the Accounts Date and of the profits (or losses) of the Target Group (as a whole) for the financial year ending on that date;

3.1.2	have been prepared in accordance with applicable law and accounting standards and (to the extent that no accounting standard is applicable) with generally accepted accounting principles and practices of the applicable jurisdiction then in force; and

3.1.3	have been prepared on bases and principles which are consistent with those used in the preparation of the audited statutory accounts of the Target Group (as a whole) for the 2 financial years immediately preceding that which ended on the Accounts Date.

3.2	Without prejudice to the generality of paragraph 3.1, the Accounts are not affected (except as disclosed in the Accounts) by any material extraordinary or exceptional event, circumstance or item (“material” being, for the purposes of this paragraph 3.2, an event, circumstance or item having an effect which amounts to a liability on the part of the relevant member of the Target Group greater than £250,000 and “extraordinary” and “exceptional” having, for the purposes of this paragraph 3.2, the meanings given to them under UK generally accepted accounting principles).

4	Profits or losses

The profits or losses and value of net assets of the Target Group (as a whole) for the 2 consecutive financial years ended on the Accounts Date as shown by the Accounts have not (save as disclosed in the Accounts) been materially affected by the inclusion of non-recurring items of material income or expenditure or by transactions entered into otherwise than on normal commercial terms (“material” being, for the purposes of this paragraph 4, items of income or expenditure or transactions entered into having an effect on the profits, losses or value of net assets of the relevant member of the Target Group greater than £250,000).

5	Records

5.1	The books and records of each member of the Target Group required to be kept by law are in all material respects up-to-date, have in all material respects been maintained in accordance with all applicable legal requirements.

5.2	The accounting records of each member of the Target Group are up to date and contain materially accurate details of all material transactions of that member of the Target Group for the past two financial years and comply with the provisions of sections 386 to 389 of the CA 2006 (or, if such member of the Target Group is not incorporated in the UK, the provisions of such legislation which most nearly approximates to sections 386 to 389 of the CA 2006). The records and information of each member of the Target Group are exclusively owned by it and under its control.

6	Management Accounts

6.1	Having regard for the purpose for which the Management Accounts have been prepared (a copy of which is attached to the Disclosure Letter) they:

6.1.1	are not misleading in any material respect;

6.1.2	neither materially over-state the value of the assets nor materially under-state the liabilities of the Target Group as a whole as at the dates to which they were drawn up;

6.1.3	do not materially over-state the profits or turnover of the Target Group as a whole in respect of the periods to which they relate; and

6.1.4	have been prepared on a basis consistent with preceding months during the current financial year,

(“material” being, for the purposes of this paragraph 6.1, any matter that has an effect greater than £200,000).

7	Changes since the Accounts Date

Since the Accounts Date:

7.1	no Leakage (other than Permitted Leakage) has occurred;

7.2	the business of each member of the Target Group has been carried on in the ordinary course;

7.3	save to the extent that the same would be likely to affect to a similar extent generally all companies carrying on similar businesses to the Target Group, there has been no material adverse change in the financial or trading position of the Target Group as a whole;

7.4	no member of the Target Group has acquired, or agreed to acquire, any single asset having a value in excess of £500,000 or assets having an aggregate value in excess of £2,000,000 (excluding stock acquired in the ordinary and usual course of business);

7.5	no member of the Target Group has disposed of, or agreed to dispose of, any asset (excluding stock disposed of in the ordinary and usual course of business) having a value reflected in the Accounts in excess of £200,000 or acquired since the Accounts Date;

7.6	excluding transactions with other members of the Target Group, no loan made by any member of the Target Group which remains outstanding has become due and payable in whole or in part to the relevant member of the Target Group;

7.7	excluding transactions with other members of the Target Group, no member of the Target Group has borrowed or raised any money or taken up any financial facilities and no member of the Target Group has repaid any borrowing or indebtedness in advance of its stated maturity;

7.8	excluding transactions with other members of the Target Group, no member of the Target Group has sold or agreed to sell debts and no debts have been released, deferred, subordinated or written off by any member of the Target Group, the aggregate value of which exceeds £100,000;

7.9	excluding transactions with other members of the Target Group, no dividend or other payment which is, or could be treated as, so far as the Managers are aware, a distribution for the purposes of Part VI ICTA or section 418 ICTA has been declared, paid or made by any member of the Target Group;

7.10	there has been no increase or decrease in the level of the stock and/or work-in-progress of the Target Group nor has the Target Group written up any fixed assets or stocks other than in the ordinary course of business;

7.11	there has been no material increase or decrease in the levels of debtors or creditors or in the average collection or payment periods for the debtors and creditors respectively other than in the ordinary course of business;

7.12	there has been no material reduction in the cash balances of the Target Group from those set out in the Accounts; and

7.13	except for resolutions approving annual accounts or undertaking other routine matters (including without limitation the retirement and re-appointment of directors), no resolution of the shareholders of any member of the Target Group has been passed.
ASSETS
8	Unencumbered title; possession

So far as the Managers are aware, each material asset included in the Accounts or acquired by a member of the Target Group since the Accounts Date (save for stock disposed of in the ordinary course of business) and each material asset used by any member of the Target Group is legally and beneficially owned by the relevant member of the Target Group free from any Encumbrance or any claim to, or contract to grant, any Encumbrance (excepting rights and retention of title arrangements arising by operation of law or in the ordinary course of business or by virtue of leasing agreements entered into in the ordinary course of business).

A “material asset” means, for the purpose of this paragraph 8, an asset that is necessary to carry on the business of the relevant member of the Target Group in the ordinary course of business and which has a book value in the Accounts of more than £250,000.

9	Debtors

9.1	No member of the Target Group has made, or entered into any contract to make, any loan to, or other arrangement with, any person (other than another member of the Target Group) as a result of which it is or may be owed any money, other than trade debts incurred in the ordinary course of business and cash at bank.

9.2	No member of the Target Group is entitled to the benefit of any debt otherwise than as the original creditor and no member of the Target Group has factored, deferred or discounted any debt or agreed to do so.

10	Stock

10.1	The stock now held by the Target Group (as a whole) and not provided for in the Accounts is, so far as the Managers are aware:

10.1.1	not obsolete, slow moving or likely to realise less than its book value;

10.1.2	not excessive and is adequate in relation to the current trading requirements of the Company; and

10.1.3	in the case of stock comprising finished goods is capable of being sold by the Target Group in the ordinary course of its business.

10.2	Since the Accounts Date:

10.2.1	there has been no significant increase or reduction of stock other than in accordance with the ordinary course of the Target Group’s business;

10.2.2	none of the stock reflected in the Accounts has been realised for an amount less than that reflected in the Accounts in respect of such stock, otherwise than in the ordinary course of its business; and

10.2.3	no member of the Target Group has offered price reductions or discounts or allowances on sales of stock, or sold stock at less than cost, otherwise than in the ordinary course of the business,

except to the extent provided for in the Accounts.

11	Plant etc.

The plant and machinery, vehicles, fixtures and fittings, furniture, tools and other equipment which is necessary to carry on the business of each member of the Target Group are, so far as the Managers are aware:

11.1	in a satisfactory working order given their age and usage and have been regularly and properly maintained; and

11.2	capable and will (subject to fair wear and tear) be capable throughout the periods of time during which they will be written down to their realisable value (at the rates adopted in the Accounts) of meeting the needs for which they were designed or acquired.

12	Intellectual Property Rights

The only warranties given in respect of Intellectual Property Rights are set out in this paragraph 12.

12.1	All registered Intellectual Property Rights registered in the name of a member of the Target Group are legally and beneficially owned by the relevant member of the Target Group free from any Encumbrance.

12.2	All Intellectual Property Rights which are registered or the subject of applications for registration in the name of a member of the Target Group are listed in the Disclosure Letter.

12.3	There are, and have been in the past 12 months, no proceedings, actions or claims and, so far as the Managers are aware, no member of the Target Group has received written notice of any pending or threatened proceeding, action or claim, impugning the title, validity or enforceability of the registered Intellectual Property Rights of any member of the Target Group or claiming any right or interest in such Intellectual Property Rights nor, so far as the Managers are aware, do any circumstances exist which are reasonably likely to give rise to such a claim.

12.4	So far as the Managers are aware, there is, and has been in the last 12 months, no infringement of any Intellectual Property Rights owned by any member of the Target Group which would be material and, so far as the Managers are aware, no member of the Target Group has received written notice of any pending or threatened infringement.

12.5	Neither the present activities nor the past activities of the Target Group during the previous 12 months (including the processes, methods, Software, goods and services used or dealt in by it, and the products or services manufactured or supplied by it) have resulted in a claim in respect of Intellectual Property Rights for compensation under sections 40 and 41 of the Patents Act 1977 (or, if such member of the Target Group is not incorporated in the UK, the provisions of such legislation which most nearly approximates to sections 40 and 41 of the Patents Act 1977) nor, so far as the Managers are aware, do any circumstances exist which are reasonably likely to give rise to such a claim.

12.6	Copies of all licences, sub-licences and other agreements material to the business of the Target Group whereby a member of the Target Group is licensed or otherwise authorised to use the Intellectual Property Rights of a third party or whereby any member of the Target Group licenses or otherwise authorises a third party to use Intellectual Property Rights are present in the Data Room. So far as the Managers are aware, no party to any such agreement has given notice in writing to terminate them.

12.7	The Disclosure Letter contains details of all domain names and other electronic addresses in connection with the Internet or Worldwide Web (including e-mail addresses) which are material to the business of the Target Group and a member of the Target Group is the registered owner of each such domain name.

13	Computer Systems

For the purposes of this paragraph 13, “material” means Software required to operate the business of the Target Group in the ordinary course as at the date hereof.

13.1	Copies of all material licences, escrow agreements and development agreements in respect of Software used by the Target Group in which the Intellectual

Property Rights are owned by a third party (but excluding off the shelf Software and “shrink wrap” Software licences) are contained in the Data Room. All Software used by the Target Group is either owned by or licensed or leased by the Target Group. So far as the Managers are aware, the Target Group has obtained the necessary licences to permit the use by it or its agents or employees of licensed Software to the extent used in the period prior to Completion.

13.2	Copies of all the material support and maintenance agreements in place in respect of the Computer Systems are contained in the Data Room.

13.3	There have been no material failures or breakdowns of any of the Target Group’s Systems, or corruption of any data, in the last 18 months which were material.
PROPERTIES
The only warranties given in respect of the Properties are set out in paragraphs 14 to 20.
14	Details of the Property

14.1	The particulars of the Properties (including where the Properties are UK Properties and comprise registered land or where the Properties are not UK Properties but are nevertheless subject to land registration requirements in their own jurisdictions) the title details including (where appropriate) the class of title and title number) are true and accurate in all material respects.

14.2	The title deeds to the Properties are free from any Encumbrance and to the extent it is lawful and customary in the jurisdiction in which the Properties are located, in the relevant member of the Target Group’s possession.

14.3	No member of the Target Group owns, is in occupation of or is entitled to any estate or interest in any freehold or leasehold properties (or corresponding legal interests in any non UK jurisdiction) other than the Properties. No member of the Target Group is party to any uncompleted agreement to acquire or dispose of any such property.

14.4	Except in relation to the Properties, so far as the Managers are aware, no member of the Target Group has any liability (whether actual or contingent) in relation to any freehold or leasehold property (or corresponding legal interest in any non-UK jurisdiction) and in particular no member of the Target Group has since 4 July 2002 or currently has any liability under a lease (whether as landlord, tenant, guarantor or otherwise) other than any leases disclosed in accordance with paragraph 14.

14.5	So far as the Managers are aware, all buildings and structures comprised in the Properties:
(a)	are in a reasonable state and there are no material structural or material defects in them; and

(b)	have not materially impacted by flooding or drainage defects and no substances the use of which is not now approved by law were used in the construction of any part of them.

15	Occupation and use of the Property

15.1	Except for any leases, tenancies or other rights of occupation to which the Properties are subject, as disclosed in accordance with paragraph 14, the relevant member of the Target Group is in occupation of the whole of any property in which it has an interest and no other person has notified any member of the Target Group that it has any right (actual or contingent) to possession or occupation of such property.

15.2	The uses of the Properties for the purposes stated in the Data Room correspond to the uses to which they are in fact put or (where the Properties are not presently in use) to the use to which they were last in fact put and the Properties are not used for any other purpose.

16	Matters affecting the Properties

16.1	There is not outstanding any unobserved or unperformed obligation with respect to any Property necessary to comply with the requirements (whether formal or informal) of any competent authority exercising statutory or delegated powers.

16.2	So far as the Managers are aware, there are no disputes with any adjoining or neighbouring owners with respect to boundary walls and fences or with respect to any easement, right or means of access to the Properties, so far as the Managers are aware, nor do any circumstances exist which are reasonably likely to give rise to such a dispute.

16.3	None of the Properties is adversely affected or, so far as the Managers are aware, are likely to be adversely affected by any planning proposals.

17	Rates and outgoings

17.1	The Properties are not subject to any outgoings (other than uniform business rates, local property related taxes which are customary in the jurisdiction in which the relevant Properties are located, utility charges and other standard payments or corresponding charges to the relevant utility companies and VAT or any tax of a similar nature and in the case of leasehold properties, rent, service charge and insurance premiums under the leases) whether of a periodically recurring nature or otherwise, and whether payable by the owner or occupier of the Properties.

17.2	No appeal has been lodged or is pending in respect of the rateable value and there are no current proposals for any increase of the rateable values of the Properties. As regards UK Properties all buildings forming part of them have been occupied (within the meaning of section 65(2) Local Government Finance Act 1988) continuously for at least the last 6 months and used for the purpose for which they were constructed or have been adapted.

18	Compliance with statutes and planning obligations

The uses of the Properties (and the use of plant and machinery in connection with them) and the construction and layout of the Properties (including any alterations carried out to them) are the permitted uses under and, so far as the Managers are aware, materially comply with the provisions of all relevant legislation of the relevant jurisdiction from time to time and regulations made under such legislation and, so far as the Managers are aware, are materially in accordance with the requirements of the local planning, environmental health, building control, fire and all other competent authorities and all restrictions, conditions and covenants imposed by or pursuant to such legislation have, so far as the Managers are aware, been observed and performed.
19	Leases affecting the Properties

19.1	The relevant member of the Target Group has paid the annual rent which is lawfully due up to and including the date hereof and the last demand for such rent (or receipt for rent if issued) was unqualified.

19.2	All licences, consents and approvals required from the immediate landlords under the leases or corresponding legal interests have been obtained and, so far as the Managers are aware, the material covenants on the part of the tenant contained in the licences, consents and approvals have been duly performed and observed.

19.3	So far as the Managers are aware, there is no reason why the existing leases of the Properties should not be renewed on their expiry or a fresh lease granted.

19.4	There are no rent reviews under the leases or corresponding legal interests currently in progress.

19.5	The Target Group has not received a written notice relating to an outstanding and unobserved or unperformed material obligation necessary to comply with any lawful requirement given by the landlords under any of the leases or corresponding legal interests.

19.6	All leases in respect of which it is necessary as a matter of law in the relevant jurisdiction in which the Properties are situated have been registered with the appropriate land registration body in such jurisdiction.

20	VAT

20.1	In the case of UK Properties the Properties are not the freehold of a building or civil engineering work which falls within Item 1(a) Group 1 Schedule 9 VATA.

20.2	No member of the Target Group and no relevant associate (within the meaning of paragraph 3 Schedule 10 VATA) of any member of the Target Group has made an election to waive exemption under paragraph 2 of Schedule 10 VATA in respect of the Properties (or, if such member of the Target Group is not incorporated in the UK, the provisions of such legislation which most nearly approximate to paragraph 2 of Schedule 10 VATA).
ENVIRONMENTAL/HEALTH AND SAFETY (EHS) MATTERS
The only warranties given in respect of EHS matters are set out in paragraphs 21 to 24.
21	EHS Permits

All EHS Permits which are required by law in relation to any Property or by any member of the Target Group have been obtained and are currently being complied with in all material respects.

22	Compliance with EHS Law

22.1	So far as the Managers are aware, each member of the Target Group is currently in material compliance with EHS Law and, so far as the Managers are aware, prior to the date of this Agreement each member of the Target Group has materially complied with EHS Law in operating the business of that respective member of the Target Group, provided that this warranty shall not apply to any past non-compliance or breach where such past non-compliance or breach has been wholly remedied or otherwise corrected.

22.2	So far as the Managers are aware, there are no conditions in any EHS Permit requiring the material upgrading, replacement or alteration of any plant or equipment, or requiring material capital expenditure to ensure continued compliance with EHS Laws as the business of the Target Group is operated at the date of this Agreement, and no Manager is aware of any material expenditure (other than in respect of routine maintenance) required by the Target Group to carry on the business as operated at the date of this Agreement in order to ensure compliance with EHS Law and/or EHS Permits in the six months immediately following the date of this Agreement.

22.3	No member of the Target Group has received any formal written communication from any relevant authority which is outstanding as at the date of this Agreement and from which it appears that it is reasonably likely to be or is alleged to be in breach of EHS Law, or where failure to comply with such formal written communication would constitute a breach of EHS Law, and the Managers are not aware of any circumstances which are reasonably likely to give rise to such a communication which would relate to a material breach of EHS Law.

22.4	So far as the Managers are aware: (i) no member of the Target Group has caused the presence of Hazardous Substances at any Properties or any of their former properties, where the presence of such Hazardous Substances currently gives rise to a material breach of, or actual material liability under, EHS Laws or is reasonably likely to give rise to a material breach of, or actual material liability under, EHS Laws; and/or (ii) none of the Properties is in such a state or condition so as to give rise to a material actual remediation liability under EHS Laws or is reasonably likely to give rise to a material actual remediation liability under EHS Laws.

22.5	No member of the Target Group: (i) currently uses asbestos, asbestos-containing materials, silica or any combination thereof in the products it manufactures; and (ii) so far as the Managers are aware, currently markets, sells and/or distributes any third party products containing asbestos, asbestos-containing materials, silica or any combination thereof, in both cases in breach of EHS Law. Further, the Disclosure Letter contains all details which are known to the Managers of any former manufacturing, marketing, selling, distribution and/or use of asbestos, asbestos-containing materials, silica or any combination thereof by any member of the Target Group in their products.

22.6	Details of any prosecutions, enforcement actions (whether formal or informal), investigations, claims, proceedings, actions, judgments or written complaints from third parties or regulatory authorities received in the three years immediately prior to the date of this Agreement involving any member of the Target Group in relation to EHS Laws have been disclosed to the Purchaser.

23	Liability

No member of the Target Group is, nor in the three years immediately prior to the date of this Agreement has any member of the Target Group been, engaged in any action, litigation, arbitration or dispute resolution proceedings or subject to any investigation under EHS Law which is outstanding as at the date of this Agreement and no member of the Target Group has received any formal written communication from any relevant authority in relation to any such pending or threatened action, litigation, arbitration, dispute resolution proceeding or investigation and, so far as the Managers are aware, no circumstances exist which are reasonably likely to give rise to such action, litigation, arbitration, dispute resolution proceeding or investigation.

24	Information

24.1	So far as the Managers are aware, each member of the Target Group has in the financial year immediately prior to the date of this Agreement supplied to the relevant authorities all material information required by EHS Law to be supplied and all such information given was correct in all material respects at the time the information was supplied.

24.2	In respect of each of the Manufacturing Sites, ENVIRON has been supplied with and has reviewed all material audits and assessments relating to the Environment in the control of the Managers.
EMPLOYEES
In this paragraph 25, “Employment Law” means all and any laws, common law, statutes, directives, regulations, judgments, decrees or orders, whether of the European Community or the United Kingdom or any other relevant jurisdiction, relating to or connected with the employment of employees and workers and/or their health and safety at work.
25	Remuneration and employees

25.1	Details of all the employees, workers and officers of each member of the Target Group with an annual salary of in excess of £30,000 as at the Accounts Date are correctly set out in the Disclosure Letter and copies of standard form contracts of employment used by each member of the Target Group (and all manuals, handbooks, rules, regulations and written statements of terms, conditions, policies, procedures and practices) as at the Accounts Date are contained in the Data Room.

25.2	There are no current or, so far as the Managers are aware, pending or threatened claims of any type against the Target Group by any existing or former employees or directors of such entities or by any existing or former consultants to them.

25.3	So far as the Managers are aware, there are no amounts owing to any present or former officers, workers or employees of any member of the Target Group, other than remuneration accrued (but not yet due for payment) in respect of the calendar month in which this Agreement is executed or for reimbursement of business expenses incurred during such month.

25.4	All contracts of employment between each member of the Target Group and its directors and employees which are terminable in accordance with their terms on notice of greater than three months’ have been disclosed in the Disclosure Letter.

25.5	No member of the Target Group has:

25.5.1	employed or engaged or made any offers to employ or engage any person with an annual salary of in excess of £70,000:
25.5.1.1	since the Accounts Date; or

25.5.1.2	where such employment or engagement will take effect after the date of this Agreement; or
25.5.2	given or received notice to terminate the employment or engagement of any person with an annual salary in excess of £70,000 and no person with an annual salary in excess of £70,000 has ceased to be employed or engaged by any member of the Target Group:
25.5.2.1	since the Accounts Date; or

25.5.2.2	where such notice has not yet expired.
25.6	There is no person previously employed or engaged by any member of the Target Group with an annual salary in excess of £70,000 who now has or may have a statutory or contractual right to return to work or to be re-instated or re-engaged by the relevant member of the Target Group.

25.7	So far as the Managers are aware, details of all employees with an annual salary in excess of £30,000 who have been absent from work for more than four consecutive weeks (whether on maternity leave, unpaid leave, long-term sickness, secondment, authorised annual leave or otherwise) as at the date of this Agreement are contained in the Disclosure Letter.

25.8	The Target Group is not currently operating, nor is it proposing to introduce, any share incentive scheme, share option scheme or profit sharing, or exit bonus scheme.

25.9	For employees who are known as “Tier 3” employees (being the Managers, their direct reports and the direct reports of the aforesaid direct reports) the Target Group is not currently operating, nor is proposing to introduce, any commission or other such incentive scheme.

25.10	Other than industrial negotiations in the ordinary course of business, including pay negotiations, no member of the Target Group is involved, or has during the 12 months prior to the date of this Agreement been involved, in any strike, lock-out, or industrial negotiations with any trade union or body of employees or workers that has had a material negative effect on the business of the Target Group.

25.11	No member of the Target Group operates, or has operated during the last 12 months, any short term working scheme or arrangement or any redundancy or redeployment scheme or arrangement, whether formal or informal, contractual or non-contractual, which provides for payments greater than those required by statute to be paid or for notice periods greater than those set out in contracts of employment or engagement to be given to more than 20 employees.

25.12	No employee of any member of the Target Group is subject to any disciplinary action or is engaged in any grievance procedure in connection with any wrong doing by him in the course of his employment by the Target Group.

25.13	Completion will not give rise to the payment of any remuneration, payments or benefits or any enhancements or accelerations thereof to any employee other than in accordance with the Bonus Arrangements whether in accordance with the standard terms and conditions of employment of such employee or otherwise.

26	Pensions

The Warranties set out below at paragraphs 26.1 to 26.15, insofar as they relate to arrangements providing benefits for or in respect of former employees only, are in each case qualified by reference to the awareness of the Managers.

26.1	Apart from arrangements for the provision of benefits which are mandatory or required by applicable law for employees in the relevant jurisdiction, or which are optional where the decision made by the relevant member of the Target Group as to whether or not to participate in that scheme is apparent from the documentation disclosed in relation to the Pension Schemes generally (any such arrangements being referred to in this paragraph 26 as “State Schemes”), the Pension Schemes are the only arrangements for the purpose of providing benefits on retirement or death to which any member of the Target Group has any liability. No announcement has been made (or is being considered) regarding continuing, introducing or altering such benefits.

26.2	Where applicable to a Pension Scheme, the Data Room includes (other than in relation to State Schemes) details of:

26.2.1	the amounts (including contributions and premiums) payable in respect of the Pension Schemes;

26.2.2	a description of the governing structure of the Pension Schemes together with relevant supporting documentation;

26.2.3	the most recent actuarial valuations of those Pension Schemes which provide defined benefits.

26.3	So far as it relates to employees of any member of the Target Group, the CompAir UK Limited Group Stakeholder Pension Scheme has always operated as one or more of personal pension schemes which were (until 6 April 2006) approved under Chapter IV of Part XIV of the Income and Corporation Taxes Act 1988 and which since that date have been registered pension schemes under the Finance Act 2004.

26.4	Save for any scheme which is a multi-employer scheme (being a scheme in which employees outside the Target Group participate) or arrangements which are based on a set of standard conditions, the members of the Target Group are the only employers that have ever participated in the Pension Schemes.

26.5	There is no contracting-out certificate in force issued to any Target Company.

26.6	Each member of the Target Group and the Pension Schemes materially comply and, so far as the Managers are aware, have at all times materially complied with all legal and regulatory requirements (including equal treatment and data protection requirements) and legally-binding contribution obligations applicable to the participation by the relevant members of the Target Group in the Pension Schemes.

26.7	Save as disclosed, there is no outstanding claim, dispute or, so far as the Managers are aware, regulatory investigation which relates to the Pension Schemes or to the provision of death benefits in respect of each member of the Target Group’s current and former employees, and no member of the Target Group has received written notice of any such pending or threatened claim, dispute, complaint or regulatory investigation or is aware of any circumstances which would be reasonably likely to give rise to such a claim, dispute or investigation.

26.8	Save as disclosed, all amounts payable in respect of the Pension Schemes which have become due for payment have been paid on or before the date on which they were due, including (where appropriate to a scheme):

26.8.1	all contributions;

26.8.2	all premiums payable in respect of any insurance policy; and

26.8.3	all taxes and expenses, including any fees for services rendered or requested in respect of the Pension Schemes and any tax charges payable under Chapter 5 of Part IV of the Finance Act 2004.

26.9	Except in relation to the arrangements in South Africa (full details of which are Disclosed), no event has occurred (other than due to any action by the Purchaser apart from the fulfilment of its obligations under this Agreement) which could result in any of the Pension Schemes being closed, terminated or wound up in whole or in part (but which has not yet so resulted).

26.10	All death in service benefits (other than payments from employees’ accounts under personal pension schemes) provided in respect of employees of any member of the Target Group are fully insured with an appropriately authorised (where applicable) insurance company in the relevant jurisdiction.

26.11	No liability has been imposed on any member of the Target Group under sections 75 or 75A of the Pensions Act 1995, as a debt due to any occupational pension scheme which has not yet been paid in full.

26.12	No employees of any member of the Target Group have a right to enhanced pension benefits on redundancy or early retirement, or to a set amount of employer contributions, as a result of their employment having transferred to a member of the Target Group under the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006.

26.13	Save as disclosed, no member of the Target Group has indemnified the trustees of a Pension Scheme or anyone else in respect of any liabilities relating to a Pension Scheme.

26.14	No contribution notice or financial support direction (as defined in sections 38 to 51 of the Pensions Act 2004) has been issued in respect of the Pension Schemes or to any member or director of the Target Group. No member of the Target Group has sought clearance for any matter under section 42 or section 46 of the Pensions Act 2004 and no notification has been given by any member of the Target Group to the Pensions Regulator under section 69 of the Pensions Act 2004.

26.15	None of the Pension Schemes is a ‘cross-border scheme’ (as defined in The Occupational Pension Schemes (Cross-border Activities) Regulations 2005).
CONTRACTS
27	Insurance

27.1	All assets of the Target Group of an insurable nature have at all times in the last three years been and are insured in all material respects in line with recommendations received from relevant insurance brokers.

27.2	All premiums which became due in the last 3 years in relation to each member of the Target Group’s policies of insurance have been paid.

27.3	Particulars of each member of the Target Group’s insurances and of all claims made against those insurances in the last 3 years are set out in the Data Room.

28	Financing and working capital

28.1	The amount borrowed by each member of the Target Group from its bankers does not exceed the amount of the facility agreed with such bankers and the total amount borrowed by each member of the Target Group does not exceed any limitation on its borrowing contained in its articles of association or in any Contract, debenture, loan stock deed or any other contract to which it is a party.

28.2	No member of the Target Group has procured or engaged (directly or indirectly) in any borrowing or financing which is not properly shown or reflected in its statutory accounts or Management Accounts.

28.3	Accurate details of all overdrafts, loans or other financial facilities outstanding or available to each member of the Target Group are set out in the Disclosure Letter and copies of all material documents relating to those facilities are included in the Data Room. The Target Group has not received written notice that any of those facilities has been withdrawn or had its material terms altered since the Accounts Date.

28.4	There are no material debts owing to the Target Group other than trade debts incurred in the ordinary and usual course of business.

28.5	No indebtedness of any member of the Target Group is due and payable, no written notice has been received by the Target Group that any security over any of the assets of any member of the Target Group is now enforceable. No member of the Target Group has, since the Accounts Date, failed to comply with any written notice from a bank or other finance creditor requiring any payment to be made or seeking the enforcement of any security which it may hold over any member of the Target Group’s assets. No member of the Target Group has received written notice that it is in material breach (being a breach giving rise to a liability on the part of the relevant member of the Target Group of more than £100,000) of the terms of any facility with any bank or other debt obligation to which it is a party.

28.6	No person (other than a member of the Target Group) has given any guarantee of or security for any overdraft, loan, other financial facility which is presently used by the Target Group granted to any member of the Target Group or other liability of any member of the Target Group.

28.7	There is not outstanding any agreement or arrangement which establishes any guarantee, indemnity, suretyship, form of comfort or support (whether or not legally binding) given by any member of the Target Group in respect of the obligations or solvency of any third party.

28.8	No member of the Target Group has during the 2 years preceding the date of this Agreement applied for or received any grant, subsidy or financial assistance from any government department or other government body which has not been repaid in accordance with its terms.

29	Material contracts

29.1	Copies of all Material Contracts entered into by members of the Target Group since the Accounts Date are contained in the Data Room.

29.2	No member of the Target Group has received written notice that it is in material breach (being a breach giving rise to a liability on the part of the relevant member of the Target Group of more than £100,000) of any Material Contract to which it is a party, no member of the Target Group has received written notice or is aware that any other party to any such Material Contract is in material breach of it and the Managers are not aware of any circumstances which taken together are reasonably likely to give rise to such a breach.

29.3	Except in the ordinary course of business no tender, quotation or offer issued by the Target Group and still outstanding is or will be capable of giving rise to a contract merely by an order acceptance or other action by another party.

29.4	There is not outstanding any agreement, arrangement or understanding to which the Target Group is a party and in which any director or former director of the Target Group or any connected person is or has been interested, whether directly or indirectly save for agreements for the sale or supply of goods or services on normal commercial terms.

29.5	The Target Group is not:

29.5.1	a member of, or party to, any association (other than trade associations), partnership, joint venture, consortium, profit or loss sharing arrangement;

29.5.2	a party to any agency, licensing, marketing, distributorship, purchasing or manufacturing agreement or arrangement which in each case constitutes a Material Contract; or

29.5.3	a party to any arrangement or agreement pursuant to which the Target Group’s freedom to purchase and supply goods and services from and to any person and to carry on its business in any part of the world is in any way restricted.

30	Other business matters

30.1	So far as the Managers are aware, during the 12 months ending on the date of this Agreement, no substantial customer or supplier of any member of the Target Group (providing 5% or more of the Target Group’s (taken as a whole) supplies or turnover in the Target Group’s last financial year) has ceased or substantially reduced its business or materially changed its terms of business with any member of the Target Group, and no formal written notice has been received by any member of the Target Group or any of the Managers that there will be any such change, cessation or reduction. The Managers are not aware that any cessation or substantial reduction in trade or change in terms of dealing with such customer or supplier as described above is reasonably likely after Completion.

30.2	No member of the Target Group carries on business under any name other than its own corporate name or any other name specified in the Disclosure Letter and no notice has been received by any member of the Target Group requiring it to cease carrying on business under such names.

30.3	During the 12 months ending on the date of this Agreement no code of practice and no notice affecting prices has been received by any member of the Target Group from any government department, association or similar body which relates to the Target Group’s business.
COMPLIANCE, DISPUTES
31	Company law matters

31.1	The Target Group has complied with all material legal requirements in connection with all issues and grants of shares, debentures, notes, mortgages or other securities of each member of the Target Group.

31.2	The copy of the memorandum and articles of association of each member of the Target Group included in the Data Room is true and complete and has embodied in it or attached to it a copy of every resolution or agreement as is referred to in section 380(4) CA 1985 and/or 29(1) CA 2006 (or, if such member of the Target Group is not incorporated in the UK, provisions in such legislation which most nearly approximates section 380(4) CA 1985 and/or 29(1) CA 2006).

31.3	All returns, particulars, resolutions and other documents required to be filed with or delivered to the Registrar of Companies (or any equivalent public register in any jurisdiction other than England and Wales) by each member of the Target Group or any of its officers have been properly and correctly prepared and so filed and delivered.

31.4	The statutory books (including all registers and minute books) of each member of the Target Group have been properly kept and contain a materially accurate record of the matters which must be dealt with in those books and no written notice or allegation that any of them is incorrect or should be rectified has been received.

31.5	All shareholder agreements between any of the Vendors and any member of the Target Group shall automatically terminate on Completion.

32	General legal compliance

32.1	Each member of the Target Group has obtained all material licences, consents, permits, authorities and permissions (public and private) necessary as a matter of law to enable it to carry on its business in the places and in the manner in which such business is now carried on. All such licences, consents, permits and authorities are, so far as the Managers are aware, valid and subsisting, are set out in the Disclosure Documents and, so far as the Managers are aware, have been complied with in all material respects and no written notice has been received by any member of the Target Group that any of them has been or will be suspended, cancelled or revoked other than at their stated expiry date.

32.2	So far as the Managers are aware, each member of the Target Group has conducted its business in material compliance with all applicable material legal requirements in its jurisdiction of incorporation.

33	Fair trading

33.1	So far as the Managers are aware, no agreement, transaction, practice or arrangement carried on by any member of the Target Group (or by any person for whose acts or defaults any member of the Target Group may be contractually or vicariously liable), whether unilaterally or with others, or to which any member of the Target Group (or any such person) is a party, and no state of affairs applicable to any member of the Target Group (or any such person) are void, illegal, unenforceable, registrable, or notifiable under or which contravene any competition, anti-trust, anti-monopoly or anti-cartel legislation or regulations anywhere in the world including without limitation:

33.1.1	Section 188 of the Enterprise Act 2002;

33.1.2	Chapter I of the Competition Act 1998, or constitutes an abuse of dominant position contrary to Chapter II of such Act or is or has been the subject of any enquiry, request for information, investigation or proceedings in respect of either of these Chapters; or

33.1.3	Article 81 of the EC Treaty or constitutes an abuse of dominant position contrary to Article 82 of the EC Treaty, or infringes or falls within the scope of any regulation or other enactment made under Article 83 of the EC Treaty, or is or has been the subject of any enquiry, request for information, investigation or proceeding in respect of any of those Articles, and no written notice has been received by any member of the Target Group indicating that any such enquiry, investigation, proceeding, reference or report relating to any such matter is to be made.

33.2	No member of the Target Group has made or threatened to make any complaint against any other person to any relevant authority under any law or legislation referred to in this paragraph.

33.3	No member of the Target Group is subject to any order, judgement, decision or direction given by any court or governmental or regulatory authority, or party to any undertaking or assurance given to any such court or authority, in relation to competition matters which is still in force.
33.4	So far as the Managers are aware, each member of the Target Group and their officers, directors and employees have complied and the operations of each member of the Target Group and the activities of the officers, directors and employees of each member of the Target Group have complied with all applicable laws governing corrupt or illicit business practices, including, without limitation, laws dealing with improper or illegal payments, gifts or gratuities and/or the payment of money or anything of value directly or indirectly to any person (whether a government official or private individual) for the purpose of illegally or improperly inducing any person or government official, or political party or official thereof, or any candidate for any such position, in making any decision or improperly assisting any person in obtaining or retaining business or taking any other action favourable to such person, and/or dealing with business practices in relation to foreign investments (including, by way of example, if applicable, the U.S. Foreign Corrupt Practices Act).

34	Litigation

34.1	No member of the Target Group has received written notice of any civil, criminal, tribunal, arbitration, administrative or other proceedings which are pending or threatened by or against it and which would be material and the Managers are not aware of any circumstances which will or reasonably might give rise to such a notice or proceeding.

34.2	There is no outstanding or unsatisfied judgement, decree, order, award or decision of a court, tribunal, arbitrator or governmental agency against any member of the Target Group and no member of the Target Group is currently party to any undertaking or assurance given to a court, tribunal or any other person in connection with the determination or settlement of any claim or proceedings.

35	Insolvency

35.1	No meeting has been convened at which a resolution will be proposed, no petition has been presented, no order has been made and no resolution has been passed for the winding-up of any member of the Target Group or for the appointment of any provisional liquidator. No member of the Target Group has called any formal or informal meeting of all or any of its creditors.

35.2	No administrative receiver, receiver or receiver and manager has been appointed of the whole or any part of the property, assets or undertaking of any member of the Target Group.

35.3	No administrator has been appointed in respect of any member of the Target Group and no steps or actions have been taken in connection with the appointment of an administrator in respect of any member of the Target Group.

35.4	No voluntary arrangement has been proposed or approved under Part I Insolvency Act 1986 and no compromise or arrangement has been proposed, agreed to or sanctioned under section 425 CA 1985 (or, if such member of the Target Group is not incorporated in the UK, provisions in such legislation which most nearly approximates the above legislation) in respect of any member of the Target Group.

35.5	No distress, execution or other process has been levied on or applied for in respect of any asset of any member of the Target Group.

35.6	No member of the Target Group has currently stopped or suspended the payment of its debts or received a written demand pursuant to section 123(1)(a) Insolvency Act 1986 and no member of the Target Group is insolvent or unable to pay its debts within the meaning of section 123 Insolvency Act 1986 or under any applicable law.

35.7	No disqualification order has at any time been made pursuant to the provisions of the Company Directors Disqualification Act 1986 (or similar applicable law) or proceedings threatened against any former or current officer of any member of the Target Group.

35.8	No member of the Target Group and none of the directors of any member of the Target Group has consulted a person qualified to act as an insolvency practitioner under Part XIII of the Insolvency Act 1986 (or similar applicable law) with a view to minimising the potential loss to the relevant member of the Target Group’s creditors or otherwise in relation to any financial difficulty of such member of the Target Group.

35.9	No member of the Target Group has been a party to any transaction at an undervalue as defined in section 238 of the Insolvency Act 1986 (or similar applicable law) nor has any member of the Target Group given or received any preference as defined in section 239 of the Insolvency Act 1986 (or similar applicable law), in either case within the period of 2 years ending on the date of this Agreement.

36	Effects of the Agreement

36.1	The execution of this Agreement will not:

36.1.1	materially breach any Material Contract to or by which any member of the Target Group is party or bound, or entitle any person to terminate or avoid any Material Contract to which any member of the Target Group is party;

36.1.2	so far as the Managers are aware, result in the loss or impairment of or any default under any material licence, authorisation or consent required by any member of the Target Group for the purposes of its business;

36.1.3	result in the creation, imposition, crystallisation or enforcement of any Encumbrance whatsoever on any of the assets of any member of the Target Group;

36.1.4	so far as the Managers are aware, result in any material liability of the Target Group being created or increased; or

36.1.5	result in any present or future Indebtedness of the Target Group becoming due or payable or capable of being declared due and payable prior to its date of maturity.

SCHEDULE 5
Part 3
Section 3B
Taxation Warranties
1	Returns, Records and Disputes

1.1	All notices, returns, computations and registrations which should have, within the period of three years prior to the date of this Agreement, been made or supplied by any member of the Target Group for any Taxation purpose have been made within the requisite periods and are, where applicable, complete and up-to-date. None of them is the subject of any dispute with any Taxation Authority.

1.2	No member of the Target Group is involved in any audit or material dispute with any Taxation Authority or has within the period of three years prior to the date of this Agreement been the subject of any investigation or enquiry by any Taxation Authority (other than routine questions) and no Taxation Authority has indicated that it intends to investigate the Taxation affairs of any member of the Target Group.

2	Payments

2.1	So far as the Managers are aware:

2.1.1	each member of the Target Group has paid all Tax that has become due within the period of six years prior to the date of this Agreement; and

2.1.2	no member of the Target Group is under any liability to pay any penalty, interest, surcharge or fine in connection with any such liability to Tax.

2.2	Each member of the Target Group has within the period of three years prior to the date of this Agreement: (i) deducted and properly accounted to the appropriate Taxation Authority for all amounts which it has been obliged to deduct in respect of Taxation; (ii) complied fully with all reporting requirements relating to all such amounts; and (iii) where required, duly provided certificates of deduction of tax to the recipients of payments from which deductions have been made.

3	Residence

Each member of the Target Group is and has at all times in the last six years been resident in its country of incorporation for tax purposes and is not and has not at any time in that period been treated as resident in any other jurisdiction for any tax purpose (including any double taxation arrangement). No member of the Target Group has a permanent establishment or other taxable presence in any jurisdiction other than the jurisdiction in which it was incorporated.

4	Transfer Pricing

4.1	The Disclosure Letter gives details of:

4.1.1	the transfer pricing policies and methodologies adopted by the Target Group; and

4.1.2	any transaction between members of the Target Group entered into within the period of three years prior to the date of this Agreement to which Schedule 28AA ICTA paragraph 1(1) (or any foreign equivalent) applies and which, so far as the Managers are aware, was undertaken on terms which are not in accordance with those policies and methodologies.

5	Stamp Duty/Capital Duty

All documents in the possession or under the control of any member of the Target Group or to the production of which a member of the Target Group is entitled which establish or are necessary to establish the title of a member of the Target Group to any asset, or by virtue of which a member of the Target Group has any right, have been duly stamped and any applicable stamp duties or similar duties or charges in respect of such documents have been duly accounted for and paid.

6	Execution of Agreement

The execution or completion of this Agreement will not result in any Degrouping Charge arising in any member of the Target Group. For the purposes of this paragraph, “Degrouping Charge” means any liability to Taxation of any member of the Target Group which arises by reason of that company ceasing to be treated as a member of a group of companies for tax purposes as a result of Completion, or of entering into this Agreement, or of the satisfaction of any condition specified in this Agreement.

7	VAT: general

7.1	Each member of the Target Group:

7.1.1	is registered for VAT purposes and such registration is not subject to any conditions set down by any Taxation Authority and is not registered for VAT or any similar tax in any other jurisdiction;

7.1.2	maintains complete, correct and up-to-date records for the purposes of applicable legislation relating to VAT and is not subject to any Taxation Authority conditions in this regard and is not in arrears with any payment or return under that legislation or in respect of excise or customs duties, or liable to any abnormal or non-routine payment of VAT, or any forfeiture or penalty, or to the operation of any penal provision.

SCHEDULE 6
Limitations on liability
1	The Purchaser acknowledges to and agrees with the Vendors that any claim by the Purchaser in respect of any breach of the Managers’ Warranties (“a Managers’ Warranty Claim”) or the Vendors’ Warranties shall be dealt with in accordance with the following provisions of this Schedule. The Managers’ Warranties and the Vendors’ Warranties shall accordingly have effect subject to and as qualified by the terms of this Schedule.

2	The liability of each Vendor in respect of any breach of the Vendors’ Warranties and of each Manager in respect of any breach of the Managers’ Warranties shall be limited as follows:

2.1	there shall be disregarded for all purposes (including, for the avoidance of doubt, the application of the de minimis threshold in paragraph 2.2) any breach of any of the Managers’ Warranties in respect of which the amount which the Purchaser would otherwise (but for the provisions of this paragraph 2.1) be entitled to recover would be less than £100,000;

2.2	subject to paragraph 2.1, the Purchaser shall not be entitled to recover any amount in respect of a breach of the Managers’ Warranties unless the amount recoverable, when aggregated with all other amounts recoverable for breach of the Managers’ Warranties, exceeds £3,000,000, in which event, subject to the provisions of this Schedule 6, the full amount, and not merely the amount in excess of £3,000,000, shall be recoverable;

2.3	the maximum aggregate liability of each Vendor in respect of all or any breaches of the Vendors’ Warranties shall be limited to and shall in no event exceed the amount of the Share Consideration received by it (less, in the case of each Manager, any sums paid by such Manager in respect of all Managers’ Warranty Claims);

2.4	the maximum aggregate liability of each of the Managers in respect of all or any Managers’ Warranty Claims in relation to the Managers’ Warranties given by such Manager shall be limited to and shall in no event exceed the amount set opposite his name below and for each Manager shall not exceed his Relevant Percentage of a Managers’ Warranty Claim:-

(1)	(2)
Manager	Aggregate Liability
Nicholas Sanders	£ = 20 per cent. of the net (after tax and costs of the sale) proceeds of sale actually received by Nicholas Sanders in respect of his shares pursuant to this Agreement)

Nicholas Keegan	£ = 20 per cent. of the net (after tax and costs of the sale) proceeds of sale actually received by Nicholas Keegan in respect of his shares pursuant to this Agreement

Jouko Peussa	£ = 20 per cent. of the net (after tax and costs of the sale) proceeds of sale actually received by Jouko Peussa in respect of his shares pursuant to this Agreement

(1)	(2)
Manager	Aggregate Liability
Howard Parsons	£ = 20 per cent. of the net (after tax and costs of the sale) proceeds of sale actually received by Howard Parsons in respect of his shares pursuant to this Agreement

Thierry Bouzac	£ = 20 per cent. of the net (after tax and costs of the sale) proceeds of sale actually received by Thierry Bouzac in respect of his shares pursuant to this Agreement

Robert Cheshire	£ = 20 per cent. of the net (after tax and costs of the sale) proceeds of sale actually received by Robert Cheshire in respect of his shares pursuant to this Agreement

Gavin Monn	£ = 20 per cent. of the net (after tax and costs of the sale) proceeds of sale actually received by Gavin Monn in respect of his shares pursuant to this Agreement

Gary Woodhead	£ = 20 per cent. of the net (after tax and costs of the sale) proceeds of sale actually received by Gary Woodhead in respect of his shares pursuant to this Agreement

Graham Roberts	£ = 20 per cent. of the net (after tax and costs of the sale) proceeds of sale actually received by Graham Roberts in respect of his shares pursuant to this Agreement

Malcolm Blackwell	£ = 20 per cent. of the net (after tax and costs of the sale) proceeds of sale actually received by Malcolm Blackwell in respect of his shares pursuant to this Agreement
3	Each Manager shall cease to have any liability for breach of any of the Managers’ Warranties, on the date being eighteen months from the Completion Date unless the Managers’ Representatives receives from the Purchaser notice of a Managers’ Warranty Claim prior to that date:

3.1	identifying by paragraph number each of the Managers’ Warranties that is alleged to have been breached;

3.2	specifying in reasonable detail:

3.2.1	the matter giving rise to the alleged Managers’ Warranty Claim;

3.2.2	the nature of the alleged Managers’ Warranty Claim;

3.2.3	the damage caused to the Purchaser as a consequence of the alleged breach of the Managers’ Warranties; and

3.2.4	the amount claimed,

but, unless such Managers’ Warranty Claim is accepted by the Managers’ Representatives or agreed or adjudicated in favour of the Purchaser, his liability in respect of any Managers’ Warranty Claim shall terminate absolutely and the

Managers’ Warranty Claim shall be deemed to have been withdrawn and shall become fully barred and unenforceable if proceedings in respect of it shall not have been commenced by being both issued and served on the relevant Manager within the period of 6 months from the date on which the Purchaser gives notice to the Managers’ Representatives in accordance with paragraph 6.1 of this Schedule.
4	A Manager shall have no liability in respect of any Managers’ Warranty Claim:

4.1	to the extent that the claim in question arises, or is increased wholly or partly from an act or omission compelled by law after date of this Agreement; or

4.2	to the extent that the claim in question arises, or is increased, wholly or partly as a result of any change in any enactment, law, regulation, directive or published practice of any government, government department, agency, tax authority or other fiscal, monetary or regulatory body (including extra statutory concessions of HMRC) made after the date of this Agreement whether or not having retrospective effect; or

4.3	to the extent that the claim in question would not have arisen but for a voluntary act or transaction carried out by the Purchaser or any of its Group Companies (including the Company or any of the Subsidiaries) after the date of this Agreement otherwise than in the ordinary course of business; or

4.4	to the extent that the matter or circumstance giving rise to the claim in question arises (in whole or in part) from any event before or after the date of this Agreement at the request or direction of the Purchaser or its authorised representatives or professional advisers; or

4.5	to the extent that the claim is based upon a liability which is contingent only, unless and until such contingent liability becomes an actual liability provided that where the Purchaser has given notice of a Managers’ Warranty Claim in respect of a contingent liability prior to the end of the 18 month period set out in paragraph 3, the time periods in paragraph 3 shall be suspended in respect of such Managers’ Warranty Claim until (i) such time as the relevant liability becomes an actual liability and (ii) if a contingent liability has not become an actual liability within 36 months of the Purchaser serving notice of the claim pursuant to paragraph 3 above, the Manager’s liability in respect of such Managers’ Warranty Claim shall terminate absolutely and the Managers’ Warranty Claim shall be deemed to have been withdrawn and shall become fully barred and unenforceable; or

4.6	to the extent that the Company or any of the Subsidiaries is insured against any loss or damage suffered by the Company or any of the Subsidiaries forming the basis of the claim in question under the terms of any insurance policy of the Company or any of the Subsidiaries for the time being in force; or

4.7	if the Purchaser assigns or purports to assign any of its rights under this Agreement other than in accordance with Clause 14 of this Agreement; or

4.8	to the extent the claim in question relates to a taxation liability of the Target Group which arises out of the ordinary course of business of the Target Group since the date of the Accounts; or

4.9	to the extent that the liability or other matter giving rise to the claim in question is fairly disclosed in the Disclosure Letter, the Data Room, the Information Memorandum or the Due Diligence Reports; or

4.10	to the extent the claim occurs wholly or partly out of or the amount thereof is increased as a result of (in which case only the amount of the increase shall be discounted):

4.10.1	any change in the accounting principles or practices of the Purchaser (including the length of any accounting period for tax purposes) introduced or having effect after the date of this Agreement other than where legally necessary to comply with applicable accounting standards; or

4.10.2	any increase in the rates of taxation made after the date of this Agreement; or

4.11	to the extent that the Purchaser was actually aware prior to the date of this Agreement of the matter or circumstances giving rise to the claim in question; or

4.12	to the extent that the fact, matter, event or circumstance giving rise to such claim is remediable and is remedied by or at the expense of the Managers within 60 days of the date upon which notice of such claim is given to the Managers’ Representatives.

5	The scope of the Manager’s liability in relation to each of Intellectual Property Rights, Properties, Environmental/Health and Safety (EHS) matters and Pensions (respectively paragraphs 12, 14 to 20, 21 to 24 and 26 of Section 3A of Part 3 of the Managers’ Warranties) and Taxation (Section 3B of Part 3 of the Managers’ Warranties) has been limited to such paragraphs and the Manager shall have no liability in respect of any Managers’ Warranty Claim relating to such matters other than under the terms of those specific paragraphs.

6	If any matter comes to the notice of the Purchaser, the Company or any of the Subsidiaries which may give rise to a liability under the Managers’ Warranties, the Purchaser shall (and shall procure that its Group Companies, including the Company and the Subsidiaries shall):

6.1	as soon as reasonably practicable give written notice of that matter to the Managers’ Representatives, specifying in reasonable detail the nature of the potential liability and, so far as is practicable, the amount likely to be claimed in respect of it and thereafter shall regularly consult with the Managers’ Representatives with respect to the matter;

6.2	retain and preserve all relevant assets, documents, records and information within the power, possession or control of the Purchaser and its Group Companies (including the Company and the Subsidiaries) of, or relating to the Target Group which are or are reasonably likely to be relevant in connection with any claim for so long as any actual or prospective claims remain outstanding;

6.3	not make any admission of liability, agreement or compromise with any person, body or authority in relation to that matter without the prior written consent of the Managers’ Representatives which consent shall not unreasonably be withheld;

6.4	give the Managers and their professional advisers reasonable access to the premises and personnel of the Purchaser and/or the Company or any of the

Subsidiaries (as the case may be) and to any relevant chattels, accounts, documents and records within the power or control of the Purchaser and/or the Company or any of the Subsidiaries so as to enable the Managers and their professional advisers to examine such premises, chattels, accounts, documents and records and to take copies at their own expense;
6.5	subject to the Managers indemnifying the Purchaser and/or the Company and the Subsidiaries to the Purchaser’s reasonable satisfaction against any liability, costs, damages or expenses which are properly incurred as a result of any request by the Managers, take such action as the Managers may reasonably request to avoid, dispute, resist, compromise or defend any claim arising out of the matter in question.

7	If the Purchaser and/or the Company or any of the Subsidiaries is or may be entitled to recover from some other person any sum in respect of any matter giving rise to a Managers’ Warranty Claim, the Purchaser shall as soon as is reasonably practical give detailed written notice to the Managers of the matter and thereafter shall regularly consult with the Managers with respect to the matter and shall procure that all reasonable steps are taken to enforce recovery and, if any sum is so recovered, then either the amount payable by the relevant Manager(s) in respect of that Managers’ Warranty Claim shall be reduced by an amount equal to the sum recovered (less the reasonable costs of such recovery and any related loss of any reduction in or relief from taxation which had arisen by virtue of the relevant loss or damage) or (if any amount shall already have been paid by the relevant Manager(s) in respect of that Managers’ Warranty Claim) there shall be repaid to the relevant Manager(s) an amount equal to the amount recovered (less the reasonable costs of such recovery and any related loss of any reduction in or relief from taxation which had arisen by virtue of the relevant loss or damage) or (if less) the amount of such payment (less the reasonable costs of such recovery and any related loss of any reduction in or relief from taxation which had arisen by virtue of the relevant loss or damage) (in either case with any interest paid by such other person but less any tax chargeable on the Purchaser or the Company or any of the Subsidiaries in respect of such interest).

8	If at any time after Completion a Manager wishes to insure all or any part of his liability in respect of Managers’ Warranty Claims, the Purchaser shall provide such information as any prospective insurer or broker may reasonably require before effecting such insurance, subject to such insurer or broker (as the case may be) agreeing (save as required by applicable law or regulation) to keep such information as it receives from the Purchaser confidential.

9	The Purchaser confirms on behalf of itself and as trustee for each of its Group Companies that at the date of this Agreement it is not aware of any breach of Managers’ Warranty.

10	For the avoidance of doubt:

10.1	nothing in this Schedule shall limit the Purchaser’s obligation to mitigate its loss in respect of any Managers’ Warranty Claim;

10.2	neither the Purchaser nor the Company nor any of the Subsidiaries shall be entitled to recover damages in respect of any Managers’ Warranty Claim or otherwise obtain reimbursement or restitution more than once in respect of the same fact, subject matter, circumstances or loss.
11	If at any time after the Completion Date a Manager wishes to insure all or any part of its liability in respect of a Managers’ Warranty Claim, the Purchaser shall at that Manager’s expense provide such information as any prospective insurer or broker may reasonably require before effecting such insurance.

12	Reference in a Warranty to the Company or the Managers “having received notice” or “having been put on notice” or any similar expression shall be construed as a reference to written notice having been received by a Manager or the Company as appropriate.

13	This Schedule 6 shall remain in full force and effect notwithstanding Completion and in particular shall not be discharged in whole or in part by any breach of any of the Managers’ Warranties or any Managers’ Warranty Claim.

SCHEDULE 7
Part 1
Each Vendor will procure that, between the date of this Agreement and Completion, without the consent of the Purchaser:
1	no increase shall be made in the authorised, allotted or issued share or loan capital of the Company and no option, or similar right entitling any person to receive, or convert into, the share or loan capital of the Company shall be issued or granted;

2	no option shall be offered or granted over any unissued share capital of the Company or similar right entitling any person to acquire such share capital;

3	the Company shall not merge or amalgamate or agree to merge or amalgamate its business with any other company;

4	the Company shall not enter into any scheme or formal arrangement with creditors;

5	except for resolutions approving annual accounts or undertaking other routine matters (including without limitation the retirement and re-appointment of directors), the Company shall not pass any shareholders’ resolution; and

6	not solicit, encourage or entertain any offer for all or any of the Shares or any part of the business of the Target Group from any person.

Part 2
Each Manager will procure (to the extent he is able to do so by virtue of his position as a shareholder in the Company, a director of a member of the Target Group or his employment position) that, between the date of this Agreement and Completion (and unless the Purchaser otherwise consents in writing, such consent not be unreasonably withheld or delayed or it is a matter relevant to comply with actions envisaged under Clause 2.1.3, 2.1.4 or 2.3 of this Agreement):
1	each member of the Target Group shall carry on its business in the ordinary course in accordance with all applicable laws, regulations and other requirements having the force of law in substantially the same manner as it was operated prior to the date of this Agreement;

2	each member of the Target Group shall not borrow any money, except under its existing overdraft facilities from its bankers where the borrowing does not exceed the amount available to be drawn under those facilities;

3	other than in the ordinary course of business, no member of the Target Group shall enter into any guarantee or indemnity or other agreement to secure, or incur financial or other obligations with respect to, the obligations of any person other than another member of the Target Group;

4	other than in the ordinary course of business, no member of the Target Group shall grant any lease, licence or third party right or terminate, or give notice to terminate, a lease, licence or third party right in respect of any part of the Property;

5	no member of the Target Group shall assign or otherwise dispose of any part of the Property;

6	no member of the Target Group shall create any Encumbrance over the Property or another asset of any member of the Target Group or redeem an existing Encumbrance over the Property or another asset of any member of the Target Group;

7	each member of the Target Group shall pay all relevant premiums in respect of all insurance policies of the Companies in force at the date of this Agreement;

8	no member of the Target Group shall:

8.1	enter into a service agreement or make any offer of employment to or increase or agree to increase the remuneration or benefits of or pay a bonus to or terminate the employment of (i) any director or senior employee which, for the purposes of this sub-clause, is a person whose remuneration, if employed by any member of the Target Group, would exceed £70,000 per annum; or (ii) any group of individuals unless such employment remuneration or bonus has been contemplated in a relevant business plan or budget disclosed in the Data Room;

8.2	initiate, discontinue, settle, discharge or compromise any litigation or arbitration proceedings or any claims or liabilities in relation thereto, save in relation to insurance claims handling;

8.3	enter into any long term contract (being a contract which cannot be terminated on less than 120 days’ notice) or any material contract (being a contract involving expenditure or liabilities in excess of £100,000) or any unusual or onerous contract;

8.4	make any material amendments to or terminate any long term contract (being a contract which cannot be terminated on less than 120 days’ notice) or any material contract (being a contract involving expenditure or liabilities in excess of £100,000) or any unusual or onerous contract;

8.5	incur any material capital expenditure or any material capital commitments or dispose of or realise any material capital asset or any interest in any such asset (“material” being any such expenditure, commitments, disposals and/or realisations in excess of £100,000);

8.6	create or agree to create any Encumbrance over all or any of its assets (other than liens (i) arising in the ordinary course of business; or (ii) as may arise under the existing debt facilities made available to the Target Group and contained in the Data Room or redeem or agree to redeem any existing security or give or agree to give any guarantee or indemnity;

8.7	change its accounting reference date;

8.8	enter into any partnership, consortium, association or contractual joint venture (but excluding, for the avoidance of doubt, any trading contract with a customer or supplier entered into in the ordinary course of business); and

8.9	dispose of or agree to dispose of any shares in any of the Subsidiaries or assets material to any such Subsidiaries or acquire or agree to acquire any Shares in the Company or assets which would be material to the Target Group.

SIGNED as a deed by		)
NICHOLAS SANDERS		)
in the presence of:		)	/s/ Nicholas Sanders

Witness:	Signature:		/s/ Claire Pardo

	Name:		Claire Pardo

	Address:		20 Cursitor Street, London EC4A ILT

	Occupation:		Barrister

SIGNED as a deed by		)
NICHOLAS KEEGAN		)
in the presence of:		)	/s/ Nicholas Keegan

Witness:	Signature:		/s/ Claire Pardo

	Name:		Claire Pardo

	Address:		20 Cursitor Street, London EC4A ILT

	Occupation:		Barrister

SIGNED as a deed by		)
JOUKO PEUSSA		)
in the presence of:		)	/s/ Nicholas Sanders (As Attorney)

Witness:	Signature:		/s/ Claire Pardo

	Name:		Claire Pardo

	Address:		20 Cursitor Street, London EC4A ILT

	Occupation:		Barrister

SIGNED as a deed by		)
HOWARD PARSONS		)
in the presence of:		)	/s/ Nicholas Sanders (As Attorney)

Witness:	Signature:		/s/ Claire Pardo

	Name:		Claire Pardo

	Address:		20 Cursitor Street, London EC4A ILT

	Occupation:		Barrister

SIGNED as a deed by		)
THIERRY BOUZAC		)
in the presence of:		)	/s/ Nicholas Sanders (As Attorney)

Witness:	Signature:		/s/ Claire Pardo

	Name:		Claire Pardo

	Address:		20 Cursitor Street, London EC4A ILT

	Occupation:		Barrister

SIGNED as a deed by		)
ROBERT CHESHIRE		)
in the presence of:		)	/s/ Nicholas Sanders (As Attorney)

Witness:	Signature:		/s/ Claire Pardo

	Name:		Claire Pardo

	Address:		20 Cursitor Street, London EC4A ILT

	Occupation:		Barrister

SIGNED as a deed by		)
GAVIN MONN		)
in the presence of:		)	/s/ Nicholas Sanders (As Attorney)

Witness:	Signature:		/s/ Claire Pardo

	Name:		Claire Pardo

	Address:		20 Cursitor Street, London EC4A ILT

	Occupation:		Barrister

SIGNED as a deed by		)
GARY WOODHEAD		)
in the presence of:		)	/s/ Nicholas Sanders (As Attorney)

Witness:	Signature:		/s/ Claire Pardo

	Name:		Claire Pardo

	Address:		20 Cursitor Street, London EC4A ILT

	Occupation:		Barrister

SIGNED as a deed by		)
GRAHAM ROBERTS		)
in the presence of:		)	/s/ Nicholas Sanders (As attorney)

Witness:	Signature:		/s/ Claire Pardo

	Name:		Claire Pardo

	Address:		20 Cursitor Street, London EC4A ILT

	Occupation:		Barrister

SIGNED as a deed by		)
MALCOLM BLACKWELL		)
in the presence of:		)	/s/ Nicholas Sanders (As Attorney)

Witness:	Signature:		/s/ Claire Pardo

	Name:		Claire Pardo

	Address:		20 Cursitor Street, London EC4A ILT

	Occupation:		Barrister

SIGNED as a deed by		)
DAVID RIMMER		)
in the presence of:		)	/s/ Nicholas Sanders (As Attorney)

Witness:	Signature:		/s/ Claire Pardo

	Name:		Claire Pardo

	Address:		20 Cursitor Street, London EC4A ILT

	Occupation:		Barrister

SIGNED as a deed by		)
)
for and on behalf of		)
ALCHEMY PARTNERS		)
(GUERNSEY) LIMITED		)	/s/ Matthew Le Noury
in the presence of:		)	Director

Witness:	Signature:		/s/ P. Guilbert

	Name:		P. Guilbert

	Address:		Trafalgar Court, Les Banques Guernsey, 6Y1 32L

	Occupation:		Director NT IFAS (6) L* (* Secretary to Alchemy Partners (Guernsey) Ltd.)

SIGNED as a deed by	)
GARDNER DENVER, INC.	)
Acting by its President and	)
Chief Executive Officer:	)
/s/ Barry L. Pennypacker
Name: Barry L. Pennypacker
Title: President and Chief Executive Officer